================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ---------
                                   FORM 20-F
                                   ---------


[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended _____ 2003, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                      Commission File Number _____________

                            WESTERN WIND ENERGY CORP.
             (Exact name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

         632 FOSTER AVENUE, COQUITLAM, BRITISH COLUMBIA, CANADA V3J 2L7
                     (Address of principal executive office)

                                 (604) 781-4192
              (Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        --------------------------------
                        COMMON SHARES, WITHOUT PAR VALUE
                                (Title of Class)
                        --------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the registration statement:

                   11,816,658 COMMON SHARES WITHOUT PAR VALUE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes[ ] No [x]

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ] Item 18 [x]


================================================================================

                                TABLE OF CONTENTS


                                     PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............3
           Directors and Senior Management.....................................3
           Advisers............................................................4
           Auditors............................................................4
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.............................4
ITEM 3.    KEY INFORMATION.....................................................4
           Selected Financial Data.............................................5
           Capitalization and Indebtedness.....................................7
           Reasons for the Offer and Use of Proceeds...........................8
           Risk Factors........................................................8
ITEM 4.    INFORMATION ON THE COMPANY.........................................11
           History and Development of the Company.............................11
           Business Overview..................................................12
           Organizational Structure...........................................16
           Property, Plants and Equipment.....................................16
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................19
           Operating Results..................................................19
           Liquidity and Capital Resources....................................21
           Research and Development, Patents and Licenses.....................21
           Trend Information..................................................21
           Off-Balance Sheet Arrangements.....................................21
           Tabular Disclosure of Contractual Obligations......................22
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................22
           Directors and Senior Management....................................22
           Compensation.......................................................24
           Board Practices....................................................24
           Employees..........................................................25
           Share Ownership....................................................25
           Options to Purchase Securities.....................................25
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................26
           Major Shareholders.................................................26
           Related Party Transactions.........................................26
ITEM 8.    FINANCIAL INFORMATION..............................................27
           Consolidated Statements and Other Financial Information............27
           Significant Changes................................................27
ITEM 9.    THE OFFER AND LISTING..............................................27
           Offer and Listing Details..........................................27
           Plan of Distribution...............................................29
           Markets............................................................29
           Selling Shareholders...............................................29
           Dilution...........................................................29
           Expenses of Issue..................................................29
ITEM 10.   ADDITIONAL INFORMATION.............................................29
           Share Capital......................................................29
           Memorandum and Articles of Incorporation...........................29
           Material Contracts.................................................31
           Exchange Controls..................................................32
           Taxation...........................................................33
           Dividends and Paying Agents........................................33
           Statement by Experts...............................................35
           Documents on Display...............................................36
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........36
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............37
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................37
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS..................................................37
ITEM 15.   CONTROLS AND PROCEDURES............................................37
ITEM 16.   [RESERVED].........................................................37
ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT...................................37
ITEM 17.   FINANCIAL STATEMENTS...............................................37
ITEM 18.   FINANCIAL STATEMENTS...............................................37
ITEM 19.   EXHIBITS...........................................................38
           SIGNATURES.........................................................41

IN THIS REGISTRATION STATEMENT, PLEASE NOTE THE FOLLOWING:

o REFERENCES TO "WE", "OUR", "US" OR "WESTERN WIND" MEAN WESTERN WIND ENERGY CORP. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;


o ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED; AND

o THE INFORMATION SET FORTH IN THIS REGISTRATION STATEMENT IS AT JANUARY 31, 2003, UNLESS AN EARLIER OR LATER DATE IS INDICATED.


                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

DIRECTORS AND SENIOR MANAGEMENT

The following is a list of our directors and senior management:


NAME AND BUSINESS ADDRESS                      POSITION WITH COMPANY
-------------------------                      ---------------------
Jeffrey J. Ciachurski(1)                       President, CEO and Director
632 Foster Avenue
Coquitlam, BC, V3J 2L7
Canada

Michael A. Patterson                           Chairman and Director
Route 1, Box 5 Swansea
Lone Pine, California  93545
USA

Claus Andrup                                   Secretary and Director
3 - 22268 116th Avenue
Maple Ridge, BC V2X 1P5
Canada

Robert C. Bryce(1)(2)                          Director
465 Boulevard Sabourin
Val-d'Or, Quebec, J9P 2L7
Canada

Peter W. Holmes(1)(2)                          Director
3427 N. Millard Drive
Tucson, Arizona, 85750
USA

Steve R. Mendoza                               Executive Vice-President
P.O. Box 1173
Carefree, California, 85377
USA

Jeffrey E. Patterson                           COO and Director of VRC and Aero
P.O. Box 1332
Tehachapi, California, 93581
USA

Cash Long                                      CFO and Director of VRC and Aero
7201 Panorama Drive
Bakersfield, California 93306
USA

NAME AND BUSINESS ADDRESS                      POSITION WITH COMPANY
-------------------------                      ---------------------

Paul Woodhouse                                 President and Director of EWP
29 Reynar Drive
Quispamsis, New Brunswick E3G 1J9
Canada

Michael Boyd                                   President and Director of VRC
6436 East Broadway
Tucson, Arizona, 85710
USA


--------------------
(1)      Member of the Audit Committee
(2)      Independent Non-Executive Directors

ADVISERS

     Our legal counsel in Canada is Thomas, Rondeau Business Lawyers. Their address is Suite 1525-625 Howe Street, Vancouver, British Columbia, V6C 2T6. Our banking is conducted through Bank of Nova Scotia, 650 West Georgia Street, Vancouver, British Columbia.

AUDITORS

     Ellis Foster, Chartered Accountants, have been our auditors since May 1998. Their address is 1650 West 1st Avenue, Vancouver, British Columbia, Canada, V6J 1G1. They are members of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.


ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3.           KEY INFORMATION


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The statements in this registration statement that are not based on historical events, are called "forward-looking statements". These statements appear in a number of different places in this registration statement and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to the future market size, our business, and our future operating performance. When the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under "Risk Factors" below and include, but are not limited to:

     o    our requirements for additional financing;

     o    the early stage of our development;

     o    our prospects for achieving profitability;

     o    meteorological changes that could affect our business;

     o    environmental risks;

     o    rapid technological changes in the industry in which we operate;

     o    no guarantee of contracts;

     o    price fluctuations in the price of electricity;

     o    significant competition in the industry in which we operate;

     o    regulatory, economic and political risks;

     o    our ability to hire and retain key personnel;

     o actions by government authorities, including changes in government regulation;

     o    our ability to execute prospective business plans; and

     o    misjudgements in the course of preparing forward-looking statements.



     We advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. You should not place undue reliance on forward-looking statements, which apply only as of the date of this registration statement.

SELECTED FINANCIAL DATA

     The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and expressed in Canadian dollars. Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to our financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 18 to our consolidated financial statements included in this registration statement. The information in the table was obtained from the more detailed consolidated financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

CANADIAN GAAP

                                    6 MONTHS ENDED                          YEARS ENDED JANUARY 31,
                                    --------------   ---------------------------------------------------------------------
                                    JULY 31, 2003       2003         2002(2)         2001           2000         1999(1)
                                    --------------   ------------  -------------  ------------  -------------  -----------
                                     (UNAUDITED)                                   (AUDITED)

Revenues..........................           Nil            Nil            Nil           Nil        $72,530            Nil
Income (loss) from
  continuing operations...........     $(632,518)    $(1,412,341)    $(550,389)     $(93,550)      $(64,821)     $(139,540)
Income (loss) from
  continuing operations per share
    Basic.........................         (0.06)          (0.17)        (0.12)        (0.02)         (0.03)         (0.09)
    Diluted.......................         (0.06)          (0.17)        (0.12)        (0.02)         (0.03)         (0.09)
Net Income (loss).................     $(632,460)    $(1,411,544)    $(549,274)     $(90,408)     $(611,227)     $(139,540)
Net Income (loss) per share
    Basic.........................         (0.06)         (0.17)         (0.12)        (0.02)         (0.25)         (0.09)
    Diluted.......................         (0.06)         (0.17)         (0.12)        (0.02)         (0.25)         (0.09)
Total assets......................    $2,409,396     $1,920,509       $192,430      $199,839        $236,003      $253,911
Net assets........................    $2,269,586     $1,651,931        $73,915      $194,689        $180,097      $206,703
Debt..............................      $139,810       $268,578       $118,515        $5,150         $55,906       $47,208
Shareholders'
equity............................    $2,269,586     $1,651,931        $73,915      $194,689        $180,097      $206,703

                                       6 MONTHS ENDED                       YEARS ENDED JANUARY 31,
                                       --------------    -------------------------------------------------------------
                                       JULY 31, 2003        2003       2002(2)       2001          2000       1999 (1)
                                       --------------    ----------   ----------   ----------    ---------    --------
                                        (UNAUDITED)                                (AUDITED)


Capital Stock......................      $5,136,871      $4,002,914   $1,244,864   $1,035,864     $930,864    $346,243
Cash dividends                                  Nil             Nil          Nil          Nil          Nil         Nil
Cash dividends per share...........             Nil             Nil          Nil          Nil          Nil         Nil
Cash dividends (U.S.$)..........                Nil             Nil          Nil          Nil          Nil         Nil
Cash dividends per share (U.S. $)..             Nil             Nil          Nil          Nil          Nil         Nil
Weighted average common shares
  outstanding, fully diluted.......      10,084,647       8,163,487    4,469,232    4,130,792    2,480,177   1,625,380
------------------

(1)  From the period from incorporation, January 5, 1998, to January 31, 1999.

(2) Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company.

U.S. GAAP

                               6 MONTHS ENDED                               YEARS ENDED JANUARY 31,
                               --------------    -------------------------------------------------------------------------------
                               JULY 31, 2003        2003            2002(2)           2001            2000            1999(1)
                               --------------    ------------     -------------    ------------    ------------    -------------
                                (UNAUDITED)                                          (AUDITED)
Revenues.....................            Nil              Nil               Nil             Nil         $72,530             Nil
Income (loss) from continuing
  operations.................      $(632,518)    $(1,412,341)        $(563,189)      $(101,350)      $(264,437)      $(289,856)
Income (loss) from continuing
  operations per share
    Basic....................          (0.06)          (0.17)            (0.13)          (0.02)          (0.11)          (0.18)
    Diluted..................          (0.06)          (0.17)            (0.13)          (0.02)          (0.11)          (0.18)
Net Income (loss)............      $(632,806)    $(1,412,162)        $(577,074)       $(94,375)      $(455,511)      $(289,856)
Net Income (loss) per share
    Basic....................          (0.06)          (0.17)            (0.13)          (0.02)          (0.18)          (0.18)
    Diluted..................          (0.06)          (0.17)            (0.13)          (0.02)          (0.18)          (0.18)
Total assets.................      $2,409,396      $1,920,509          $192,430        $199,839        $236,003        $103,595
Net assets...................      $2,269,586      $1,651,931           $73,915        $194,689        $180,097         $56,387
Debt.........................        $139,810        $268,578          $118,515          $5,150         $55,906         $47,208
Shareholders' equity.........      $2,269,586      $1,651,931           $73,915        $194,689        $180,097         $56,387
Capital Stock................      $5,136,871      $4,002,914        $1,244,864      $1,035,864        $930,864        $346,243
Cash dividends........                    Nil             Nil               Nil             Nil             Nil             Nil
Cash dividends per share.....             Nil             Nil               Nil             Nil             Nil             Nil
Cash dividends (U.S.$).......             Nil             Nil               Nil             Nil             Nil             Nil
Cash dividends per
  share (U.S. $).............             Nil             Nil               Nil             Nil             Nil             Nil
Weighted average common
  shares outstanding,
  fully diluted..............      10,084,647       8,163,487         4,469,232       4,130,792       2,480,177       1,625,380
------------------


(1)  From the period from incorporation, January 5, 1998, to January 31, 1999.

(2) Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company.

Currency and Exchange Rates

     The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, the average exchange rates during such periods (based on the daily Noon Buying Rates) and the range of high and low exchange rates for such periods:

                                                                 YEARS ENDED JANUARY 31,
                                      -------------------------------------------------------------------------------
                                          2003             2002             2001             2000            1999
                                      -------------    -------------    -------------    -------------    -----------
End of period....................       $0.6535          $0.6289          $0.6666          $0.6896         $0.6622
High for period..................       $0.6211          $0.6211          $0.6410          $0.6535         $0.6329
Low for period...................       $0.6622          $0.6711          $0.6944          $0.6944         $0.7092
Average for period...............       $0.6369          $0.6410          $0.6711          $0.6756         $0.6711

     The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

                                                                                      HIGH                 LOW
                                                                                 ----------------    ----------------
2003
October......................................................................        $0.7407             $0.7692
September....................................................................        $0.7194             $0.7407
August.......................................................................        $0.7092             $0.7246
July.........................................................................        $0.7092             $0.7462
June.........................................................................        $0.7246             $0.7462
May..........................................................................        $0.7042             $0.7407

     On October 31, 2003, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$0.7578 per Canadian dollar.

CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth the capitalization of Western Wind as at October 31, 2003:

Indebtedness(1)
     Current portion of long-term debt..............................    Nil
     Long-term debt.................................................    Nil
Shareholders' equity(2)
     Authorized:  100,000,000 common shares without par value.......
     Issued:     11,816,658 common shares...........................     $6,000,921
     Contributed Surpluses..........................................       $556,465
     Deficit:.......................................................     $3,754,311
Total Shareholders' Equity(2).......................................     $2,803,075
                                                                         ----------
Total Capitalization................................................     $2,803,075
                                                                         ==========

(1)  None of our debt is guaranteed.

(2)  The amounts do not include common shares:

     (a) reserved for issuance pursuant to options and warrants outstanding as of October 31, 2003;

     (b)  issued upon exercise of options and warrants after October 31, 2003;
          or

     (c) reserved for issuance pursuant to options granted or warrants issued after October 31, 2003.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

Financing Requirements

     We currently do not have sufficient funds to fully finance site development of our wind farms located in Arizona, California and New Brunswick, Canada. As we have no other source of revenue, additional funds from further equity or debt financings will be required to complete the site development and to pay the administration costs of operating our business. We will require significant additional capital resources if we proceed to develop wind farms in Arizona, California and New Brunswick and to fund operations and continue research and development to optimize our operations. Additional financing may not be available on acceptable terms, if at all. If we raise funds by issuing more equity securities, the holders of existing equity securities will experience dilution, especially if we issue shares at a lower price. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs.

Early Stage of Development

     Our business is at an early stage of development. We have not begun to generate revenues. Our business will require significant additional investment in equipment and marketing before operations commence. Even if we complete construction of wind farms and secure contracts for the sale of wind-generated electricity, our new business strategy may not be successful.

We May Never Achieve Profitability

     We have accumulated net losses since incorporation and we expect such losses to continue as we complete site planning and expend funds on marketing. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability will primarily depend on, among other things, our ability to construct a wind farm and sell the electricity produced at a profit.

Meteorological Changes

     The meteorological data, from which performance projections of a potential wind farm are prepared, are typically collected from a 197-foot (60 meter) monitoring tower. While usually reliable, this data may vary from results achieved when a wind turbine is installed. Changing global environmental and weather conditions may also affect the reliability of the data relating to any of our properties. Any wind farm that we develop, no matter where it is located, would be subject to variations in wind and changes in worldwide climatic conditions, generally. While we have selected our properties and sites on the basis of our performance projections, there is no guarantee that the actual wind conditions required for a wind farm to be financially viable will be present at the sites or, if present, will continue over the long term. Sudden or unexpected changes in environmental and meteorological conditions could have an adverse effect on the productivity of our wind farm. Climatic weather patterns, whether seasonal or for an extended period of time, resulting in lower, inadequate and/or inconsistent wind speed to generate the wind turbines may also adversely affect our productivity.

Environmental Risks

     Environmental damage may result in the development of our wind parks. While normally considered an environmentally passive form of energy generation, construction of wind turbines involves excavation and the installation and use of concrete platforms. Increasing pressure may come to bear on our company to remove obsolete turbines and to complete reclamation work in the event that our wind farm is abandoned.

Rapid Technological Change

     The wind energy industry is subject to rapid technological change. There can be no assurance that new technologies will not render our operations non-competitive or that we will be able to keep pace with technological developments.

No Guarantee of Contracts

      There is no guarantee that we will be able to secure contracts for the purchase of any electricity eventually produced at any of our wind farm sites or, if secured, that they could be maintained on a profitable basis.

Price Fluctuations

     The price of electricity is subject to fluctuation as a result of changes in supply, demand and other factors, and such fluctuations may affect our ability to achieve revenue projections.

Significant Competition

     We will compete with traditional and alternative energy producers for the production and sale of electricity. Competition among alternative energy producers is increasing and there is no reason to believe it will decrease. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than we do. Other companies may succeed in building wind farms earlier than us and competing for our proposed customers. While we would seek to expand our operations in order to remain competitive, there can be no assurance that research and development by others will not render our operations obsolete or non-competitive.

Regulatory, Economic and Political Risks

     The energy production sector in certain American states, including the State of Arizona, has been deregulated, enabling independent and small power producers to enter the electric utility business. There is no guarantee, however, that this status will be maintained. Our operations will be subject to changes in governmental regulatory requirements, including regulations related to the environment, environmental conditions, general economic conditions and other matters beyond our control. The operation of wind farms is subject to regulation by various government agencies at the federal, state (or provincial) and municipal level. There is always the risk of changes in governmental policies and laws, including rates for water rentals and for income, capital, corporate or local taxes.

Ability to Hire and Retain Key Personnel

     We will be highly dependent on Jeffrey Ciachurski, Michael Boyd, Paul Woodhouse, Darlene Gillis, Michael Patterson, Jeffrey Patterson and Cash Long because of their experience in the wind energy industry. The loss of the services of one or more of these individuals may adversely affect our operations. We have not purchased key man insurance on any of these individuals. The competition for qualified personnel in the wind energy industry is intense. In addition, in order to manage growth effectively, we must continue to implement and improve our management systems and to recruit and train new employees. There can be no assurance that we will successfully be able to attract and retain skilled and experienced personnel.

Risks in Enforcing Civil Judgements

     The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of British Columbia, Canada and most of our officers or directors are not residents of the U.S. In addition, some of our assets and operations are located outside of the U.S. As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the United States. It may also be difficult to realize against us or them, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and
(ii) in original actions, liabilities against us or our officers or directors predicated upon such laws.

Risks in Enforcing Bankruptcy Laws

     As we are organized under the laws of British Columbia, Canada and as some of our assets are located outside of the United States, it may be difficult to enforce U.S. bankruptcy proceedings against our company. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside the United States. Any orders or judgments of a bankruptcy court obtained by you in the United States may not be enforceable.

Risks Associated with Foreign Private Issuers

         We are classified as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we are exempt from certain provisions of the Exchange Act that apply to U.S. public companies, including: (i) the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
(iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership, trading activities and liability for insiders who profit from trades made in a short period of time. As a result, you are not afforded the same protections or the same information that would be made available to you, if were you investing in a United States public corporation.

         Our securities may be classified as PENNY STOCK securities and may be deemed "penny stock" as defined in Rule 3a51-1 of the Exchange Act. Such a designation could have a material adverse effect on the development of the public market for shares of Western Wind's common shares or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to the sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's common shares to resell their shares to third parties or to otherwise dispose of such shares.


ITEM 4.           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Name and Incorporation

     We originally incorporated as 556953 B.C. Ltd. on January 5, 1998 by filing, for registration, the Articles of Incorporation and Memorandum as required under the Company Act of British Columbia. On March 2, 1998 we changed our name to Minera Cortez Resources Ltd. On January 24, 2002 we changed our name from Minera Cortez Resources Ltd. to our current name, Western Wind Energy Corp.

     Our registered and records office is located at Suite 1525 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Telephone: (604) 688-6775. Our business address is 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7. Our web site is www.westernwindenergy.com.

History

     Prior to July, 2001, we were a natural resource company involved in the exploration and development of mineral properties located in Mexico. Due to unfavourable results, we abandoned our interests in our Mexican properties and completed an acquisition of certain meteorological data, and the property from which it was derived, from Verde Resources ("Verde"), a California partnership (the "Verde Assets"). This acquisition effectively changed our business from natural resource exploration to locating and acquiring sites, capital and technology suitable for the production of electricity from wind energy.

     Our transformation from a natural resource exploration company to a wind energy electrical generation company began during the fiscal year 2001 when we wrote off the nominal carrying value of our interest in our remaining mineral properties in Mexico. The change of business culminated in July 2001 when we entered into a letter of intent to acquire the Verde Assets. As consideration for the Verde Assets, we issued to the partners of Verde an aggregate of 1,000,000 units at a deemed price of $0.375 per share. Each unit consisted of one (1) common share and one (1) share purchase warrant. Each warrant entitled the holder to purchase one (1) common share at a price of $0.50 per share up until February 15, 2004.

     In January 2002 we acquired four (4) parcels of land located approximately 15 miles north of Kingman, Arizona known as Quail Springs, for the purchase price of US$110,000. In fiscal 2002, we also acquired certain parcels of land in the Tehachapi Wind park, located in California, and acquired additional parcels of land located in Arizona.

     In fiscal 2003 we entered into an agreement to lease land located in New Brunswick, Canada with a view to developing a wind farm. Also in fiscal 2003, we entered into a windfarm easement agreement entitling us to conduct wind resource and other evaluations over 8,300 acres in northwestern Arizona. Most recently, we entered into an agreement to purchase an additional 160 acres of land and have made an application to acquire 80,000 acres of federal land leases, all in Arizona.

     All of our capital acquisitions, to-date, have been located in Arizona, California or New Brunswick and have been undertaken by our wholly-owned subsidiaries located in those jurisdictions.

BUSINESS OVERVIEW

     We are a wind energy power-generation company. Prior to our change of business to a wind energy power-generation company in July 2001 we were a natural resource company. During the last three financial years, we have not had any revenues and, as we are still in the developmental stages of our business, do not currently have revenues. Presently, we are focusing on evaluating various land sites through our wind data in order to determine the potential economic viability of producing wind-generated electrical energy. We are also actively pursuing prospective customers for the sale of electrical energy in each of the three markets where we operate; Arizona, California, and New Brunswick. For the immediate future, including the next six to eight months from the date of this registration statement, we do not anticipate that our plan of operations will change materially from the activities described above. Although we conduct our business through our three wholly-owned subsidiaries, all principal business decisions are made by Western Wind, the parent company.

Background of Wind Energy

     Since the early 1980s, renewable energy technology has advanced beyond the research stage and moved into commercial applications and utility integration. Among these technologies are wind power, geothermal power, solar or photovoltaic power, small-scale hydroelectric power and biomass powered thermal generation. Each of these renewable energy technologies has its benefits and drawbacks applicable to market requirements and resource availability.

     According to the American Wind Energy Association (www.awea.org), wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%. The major contributing factors to this growth are international concern about global warming and environmental degradation, interruptible and finite supplies of fossil fuels, perceived problems associated with nuclear power, population growth and generally a significant increase in demand for energy.

     The reasons for wind power's growth include the fact that wind power is the lowest cost option available to many electric utilities worldwide. Depending on the wind regime and financial structure of the project, the cost to produce wind energy can be as low as $0.04/kWh (kilowatt hour) to $0.06/kWh, a price that is significantly lower than other zero emissions renewable technologies. Turbine technology has evolved significantly since the 1980's, eliminating much of the technology risk that may be associated with other less developed renewable power technologies. Revenues from wind generated electricity is, however, subject to the demand on electricity. Wind-generated electricity is also subject to the availability of the necessary raw energy - wind. Therefore, wind energy production may be lower during months when wind velocity is weaker. In California, for instance, the meteorological conditions are such that the wind blows more from April through to October, this results is higher wind energy production during those months. Consumer demand for electricity is also higher in the summer months, particularly in Arizona and California.

     While the cost to produce clean, reliable, renewable energy is becoming more competitive with traditional fossil fuel sources, deregulation and consumer choice are becoming important factors as well as the increased development of alternative energy projects. Governments and legislators recognize the importance of renewable energy resources in the energy mix, and are facilitating the implementation of wind and other renewable technologies. Many countries and US states are deregulating utility industries, allowing for competition and consumer choice. Many consumers are choosing to purchase renewable energy through their local utility or green power marketers. With consumer demand rising, electric utilities are finding ways to make renewable energy available. In many markets, among the options for clean, renewable energy, wind power is the option with the lowest cost. These savings are ultimately passed on to the end users.

     International protocols are also having a significant impact on the development and implementation of renewable energy technologies. Through multi-lateral agreements, some nations are voluntarily placing limits on the amount of allowable carbon emissions and other Greenhouse Gases (GHGs). These voluntary limits are opening markets for renewable energy resources where none existed before. Future implementation of carbon emissions "credit trading" may also increase the demand for clean, non-depleting, zero-emission renewable energy sources.

     Consumers, utilities, and governments are beginning to purchase renewable energy. We believe that the demand for utility scale renewable energy will continue to increase in the foreseeable future.

Developing A Wind Farm

     A wind farm is comprised of a collection of turbines, each mounted on tubular towers that typically stand between 130 to 250 feet high. Each tower has a 20-foot diameter base and is anchored to a concrete mounting pad by steel retaining bolts. The bolts and concrete mounting pad extend 30 feet into the ground. The land around the turbines may continue to be used for other purposes, such as farming or grazing.

     Each one-megawatt turbine has a three-blade rotor mounted on top that turns the turbine generator. Each rotor blade is made of fabricated fiberglass, and can be from 65 to 125 feet long. Blades have a variable pitch that enables them to be set so that they take maximum advantage of available wind resources. Each of the turbines has a hub height of about 130 - 250 feet and a rotor diameter of the same dimensions. The turbine is constructed from 3 aerodynamically-shaped blades linked by a shaft to what is known as the nacelle, which houses the gearbox and generator. The rotating blades drive the shaft, which in turn drives the generator, and electricity is produced. The electricity then travels down cables inside the tower and passes through a transformer into the local electricity grid.

     Many newer turbines have automatic sensors that sense wind direction and speed. The turbines will start producing power when the wind speed is 9 mph and will shut off when the wind reaches a speed in excess of 55 mph. The turbine will turn automatically to face into the wind and vary blade pitch based on the wind's speed. If the wind speed is too high, the systems' computer will set the rotors at a neutral pitch so they will stop turning in order to protect the system. Each of the turbines is controlled by an individual microprocessor and connected to a central computer which collects operational and energy production data allowing the site to be monitored remotely. The turbines are estimated to have a 30-year life span.

     At an excellent wind resource location, ten turbines, each rated at one-megawatt, will produce up to 32,000,000 kWh electricity per year. This is enough electricity to meet the annual power needs of approximately 3,000 households.

     The start-up costs for a wind farm are significant. The total project cost of a 40-megawatt wind farm is estimated to be approximately US$34 million. A significant cost component of a wind farm is the turbine. A one-megawatt turbine costs approximately $700,000. Mitsubishi Heavy Industries, Vestas Wind Systems A/S and GE Wind Energy, are three of the major suppliers of turbines to the wind energy market. Many turbine manufacturers, or their affiliates, offer purchasers who have executed power purchase agreements term financing to amortize the cost of the turbine over the first 10-15 years of the wind farm's operations.

Utility Scale Wind Farms

     The components of a utility-scale wind farm include wind turbines, an underground power transmission system, control and maintenance facilities, and a substation that connects the farm with the utility power grid. Utility-scale wind turbines are classified by size as follows: small (less than 50 kilowatts (kW)), intermediate (50 to 500 kW), and large (above 500 kW). Small and intermediate turbines make up the bulk of the older installed turbine base, but new turbines installed in the late 1990s are generally 600 kW and larger with the latest models producing over 1.5 MW.

     Utility-scale wind farms are generally located in areas with mean average wind speeds of at least 13 miles per hour. Wind power is more available during certain seasons because climatic conditions affect wind speed. In California and Arizona, for instance, wind speeds are highest in the hot summer months, and approximately three-fourths of all annual wind power output is produced during the spring and summer.

     Wind power for utility-scale applications is considered to be commercially viable under most conditions. The technology is considered to be well developed, and there are several system suppliers. In the United States, the federal government encourages electricity production from wind farms with a 1.8-cent per kilowatt/hour tax credit and certain States offer additional incentives. In addition, many financial models utilize accelerated depreciation to reduce taxes to the investors.

Distributed Use Wind Systems

     One application of wind energy is in "distributed use" systems, which provide on-site power in either stand-alone or grid-connected configurations. Most of these systems range in size from 1kW to 25 kW. Distributed use wind systems are suitable for industry, water districts, rural residences, agricultural use, and a wide variety of isolated power uses located in good wind resource areas.

     Wind power for distributed use applications is considered to be commercially viable under limited conditions. Distributed use wind systems can be a cost-effective option in remote locations where a utility connection would not be economically feasible.

Deregulation

     In the United States, many state governments have been rewriting their utilities regulations and an increasing number now have "deregulated" utility environments. Among other things, deregulation allows consumers to purchase their electricity from the source of their choice. In Arizona, where some of our properties are located, access to the electricity market has been established through Arizona's Retail Electric Competition Rules which provide a favourable environment for renewable energy generators who are looking for customers. Although the industry in Arizona has been largely deregulated, energy producers still remain subject to the Federal Public Utilities Regulatory Policies Act and state regulations. In addition, energy producers must also meet standards set by the Arizona Corporations Commission.

     In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable electricity generation projects through various incentives. In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources.

     In Canada, we have also noticed substantial efforts by all levels of government to promote wind energy generation. Programs such as the Wind Energy Research and Development Program advertised by Natural Resources Canada, in addition to favorable tax incentives, have all been adopted to facilitate wind energy development. In New Brunswick, for instance, the province's electric utility company, New Brunswick Power ("NB Power"), has indicated that it will allow private power producers to access their transmission lines and to sell power to large wholesale customers which commenced in April 2003. Under the Action Plan for Climate Change 2000, NB Power has stated that it wishes to supply green energy to Government of Canada buildings, and it is in discussion with the federal Department of Supply and Services to achieve this objective.

     The increasing amount of deregulation and governmental incentives in our industry, in both the United States and Canada, should have a positive effect on our business and the wind energy industry in general.

Competition

     In the markets in which we conduct our business, we will be competing with various energy providers. In the U.S., for instance, the Federal Public Utilities Regulatory Policies Act (PURPA) and state-sponsored utility deregulation legislation have enabled independent and small power producers to enter the electric utility business. Prior to this legislation, municipal and large investor-owned utilities held monopolistic power over electricity customers. Utilities are now entitled to compete with independent and small power producers for a share of the market place. In Arizona, the ACC has adopted a Renewable Energy Portfolio Standard that specifies that 0.2 percent (0.2%) of any utility's "Total Retail Electric Sales" must come from a renewable energy technology. It further specifies that 0.1 percent (0.1 %) must come from solar technology and the remaining 0.1 percent (0.1%) can come from "other" renewable technologies such as wind, geothermal, land-fill gas and bio-mass. California has also introduced legislation to increase their retail power acquisitions from renewable sources, from 10% to 20%. New Brunswick, however, does not currently have a policy on renewable energy.

Competition with Large Conventional Utilities

     The markets in which we conduct our business, particularly Arizona and California, are serviced by several large utilities. The largest of these is Arizona Public Service ("APS"). APS jointly owns and operates the largest nuclear generating plant in the United States, the Palo Verde Nuclear Power Facility. Deregulation of the electric utility sector allows us to compete directly with large utility companies for target markets. We believe we can successfully compete with the "brown" generation technologies that the large utilities currently offer. These "brown" technologies are primarily a mix of heavily subsidized nuclear, coal, hydroelectric and natural gas sources of energy. In numerous cases, current demand on these generators is exceeding their production. While Arizona's large utilities are incorporating some renewable resources, the small capacity of the ACC mandate appears to be making no significant impact on the pollution problem. Additionally, as the larger utilities typically view renewable technologies as competition they are reluctant and slow to fully embrace the technologies.

     Other competition in the Arizona marketplace will be from natural gas-fired merchant plants that are currently proposed or under construction. The combined total capacity for these plants is approximately 11,000-12,000 MW. The perceived negative environmental impact of gas-fired facilities, in particular on local aquifers, has been noted as a serious issue by legislators in various communities. We believe that wind generated energy could be viewed as a solution to this potential problem.

Competition with Other Renewable Energy Technologies

     In the renewable energy market niche, we will be competing with a growing number of alternative energy producers. While the cost of a kWh of electricity from PV, solar thermal and geothermal sources is decreasing, producers of energy from these sources cannot yet compete with the low cost of wind generated electricity without substantial subsidies. Geothermal, bio-mass and land-fill gas generation are the closest competitors. Geothermal power is attractive because of its "on-demand" nature, but is limited by resource availability, and is by nature more polluting than wind energy. Bio-mass and land-fill gas are also attractive as "on-demand" generators, however they are limited by fuel-resource availability and, in the case of land-fill, space requirements. Additionally, although considered to be renewable, they are, by nature, more polluting than wind farms.

Competition with Other Wind Farm Developers

     As a potential wind farm developer, we believe we are in a unique position in Arizona. Arizona is not known as a wind resource state, however, we have identified and acquired significant wind resource areas, which we believe have been overlooked and have not yet been acknowledged by the industry in general. We believe that competition for "wind lands" will increase, just as companies compete for oil, gas and other energy resources. At the present time we are not aware of any other utility scale wind farmers operating in Arizona, nor are we aware of any competition in Arizona for controlling interest of wind resource areas that are of interest to us. One of our goals is to be the first utility scale wind farm developer in Arizona.

     In California, the competition is far more significant. The Tehachapi Wind Resource area located in the Tehachapi Pass two hours north of Los Angeles is one of the largest wind energy projects in the world. There are a number of established wind energy producers that already have many wind turbines generating power in the area. Of the estimated 16,000 wind turbines situated in California, approximately 5,000 are located in Tehachapi Pass. As California increases the amount of retail power that must be obtained from renewable resources, we anticipate that the market will increase and provide adequate opportunity for our company to participate profitably in the wind-generated electricity sector.

     In Canada, and in particular New Brunswick, wind energy production is not as developed as in California. As such, there are fewer participants in the wind energy sector and we believe this will give us a better opportunity to become an established wind energy company in the region. Grand Manan Island, however, is widely regarded as possessing extremely favorable climatic and environmental conditions capable of sustaining wind turbines and providing wind-generated electricity and, as such, we believe these factors will attract numerous other wind energy companies.

ORGANIZATIONAL STRUCTURE

     We conduct our business through our wholly-owned subsidiaries. On February 15, 2002, we acquired Verde Resources Corporation ("VRC"), which was incorporated in Arizona on August 8, 2001. On February 26, 2002, we acquired Aero Energy LLC ("Aero") from Cash Long and Jeff Patterson, a California limited liability company, which was incorporated on the same date, February 26, 2002. Finally, on July 10, 2002 we incorporated Eastern Wind Power Inc. ("EWP"), which was incorporated in the Province of New Brunswick, Canada. We conduct our business in Arizona through VRC, our business in California through Aero and our business in New Brunswick through EWP.

     The list below sets out, as of the date hereof, the relationship between Western Wind and our subsidiaries:

                                                         JURISDICTION OF
NAME OF SUBSIDIARY                                INCORPORATION OR ORGANIZATION                       SHAREHOLDING
------------------                                -----------------------------                       ------------
Eastern Wind Power Inc.                               New Brunswick, Canada                               100%
Verde Resources Corporation                                Arizona, USA                                   100%
Aero Energy, LLC                                         California, USA                                  100%


PROPERTY, PLANTS AND EQUIPMENT

Smith Ranch Easement - Arizona

     VRC entered into a Windfarm Easement Agreement on March 20, 2003 with REMO LLC ("REMO"), an Arizona limited liability company, respecting 8,300 acres of land located in northwestern Arizona known as the Smith Ranch. This allows VRC to conduct wind resource and other evaluations and to erect and operate all equipment necessary for the conversion of wind energy into electricity. The term of the agreement continues until the earlier of 30 years and that date which is one year after the expiration of the term of the first power purchase agreement signed by VRC and a third party purchaser of electricity. In consideration for the acquisition, we issued 100,000 of our common shares to REMO and agreed to pay REMO a royalty of 3.5% of gross proceeds from any resulting net energy sales. A minimum annual royalty of US$580,000 will be payable commencing no later than March 21, 2005, should we decide to proceed with development. We have also made application for the lease of up to 80,000 acres of adjacent land owned by the federal government. VRC currently has three
(3) meteorological towers at the Smith Ranch.

Quail Springs Wind Energy Project - Arizona

     The Quails Springs site near Kingman, Arizona was our first property acquisition and was selected on the basis of wind data collected since 1999, because of the access to a nearby distribution grid, and because of its close proximity to potential purchasers for wind-generated electricity. Since 1999, VRC has been collecting wind data on the site from a tower-based anemometer. The data will be required to evaluate the feasibility of the site and the project, revenue and cost projections respecting the Quail Springs project.

     The Quail Springs property, consisting of approximately four (4) parcels of land totaling 400 acres was acquired on January 2, 2002 for the purchase price of US$110,000 pursuant to a real estate purchase agreement dated September 16, 2001 between HR Investments, a Nevada partnership, and CTR Trust, Thomas R. Reingruber, as Trustee (as vendors) and Jeffrey J. Ciachurski and Michael A. Patterson in trust for VRC (as purchasers). The acquisition was financed with cash and a note for US$50,000 secured by a deed of trust. The note provides for interest of 10% per annum. We have been making installment payments of US$750 per month, comprised of principal and interest, since April 30, 2002.

     Based on an assessment of the Quail Springs site data by a meteorologist, we have installed a 50-meter monitoring tower that will provide us with information from which long-term wind resource at the turbine hub height can be determined. This data will provide more accurate information and support selection of the optimal turbine model and array for the generation of wind energy.

     The total cost for developing a wind farm project at Quail Springs would vary depending on customer power purchase agreements. Installation of the first 40 turbines could take up to 18 months and could cost as much as US$35 million. We expect that some of the project construction and machinery purchases could be financed through debt financing by affiliates of turbine manufacturers as well as through equity and debt financings of Western Wind. A farm could begin generating electricity within three months from the start of construction. We believe that the Quail Springs property, if developed, could facilitate up to 300 turbines.

Howling Dog Wind Energy Project - Arizona

     VRC has purchased 360 acres of land near Springerville, Arizona, adjacent to the New Mexico border. These parcels constitute a package of land that has some of the highest wind speeds in Eastern Arizona. The land package is located within a short distance to transmission lines and is well suited for several of Arizona's utilities. VRC currently has three meteorological towers analyzing and verifying existing wind data.

Cochise - Arizona

     In September 2002, we entered into a memorandum of understanding with Arizona Electric Power Cooperative, Inc. ("AEPCO") whereby VRC will set up a testing station at AEPCO's Apache Generating Station located in Cochise, Arizona. This testing station will enable us to determine if sufficient wind resources exist in the geographic area to warrant the construction of a generation project.

     We have also entered into a land lease agreement for a term of 50 years commencing on September 1, 2002. The lease entitles us to conduct evaluations and, if feasible, to construct a wind farm. As consideration, we will pay the lessor, in addition to a cash advance of US$225,000, a percentage of our actual annual gross sales revenue from energy production ranging from 1.4% for each of the first fourteen years of the term, up to 2% for the balance of the term. Commencing in the fifteenth year of the term, we will also pay a small percentage of the actual annual gross sales, as annual rent, to a charity designated by the lessor, up to an annual maximum of US$50,000.

Tehachapi Pass Wind Park - California

     In February, 2002, we announced that we were reviewing an opportunity to participate in a 100-megawatt wind park expansion in the Tehachapi Pass Wind Park, located in California. The Tehachapi Pass is acknowledged to be one of the world's largest producers of wind-generated electricity. More than 5,000 wind turbines in the Tehachapi - Mojave wind resource area of Kern County, located two hours north of Los Angeles, California, generate approximately 1,300 million kWh of electrical energy per year. The estimated wind-generated power would meet the residential needs of approximately 180,000 Californians.

     We are in the process of locating and acquiring land suitable for development and construction of additional wind turbines within the Tehachapi Pass area. To date, we have obtained beneficial ownership in 402 acres of land and an option to acquire (or other right to acquire) the land on approximately 380 acres of land.

     Wind-generated electricity produced in the Tehachapi Pass is generally sold to customers of the Southern California Edison Company ("SCE") through a utility grid owned and operated by SCE. Currently, SCE is in the process of building a new transmission line from Tehachapi to the Vincente sub-station. Eurus Energy America Corporation owns a transmission line called the "Sagebrush Line" which runs through our property, giving Aero two options to transmit power. The Los Angeles Department of Water and Power (the "LADWP") also owns a transmission line within close proximity to our property.

Grand Manan - New Brunswick

     EWP has signed an agreement to lease with a significant landowner on Grand Manan Island, New Brunswick, and has obtained the exclusive right to build a wind farm on certain of their property. The term of the lease is for 30 years, commencing on December 10, 2002 until December 10, 2032. We are required to commence construction of a permanent wind energy conversion facility by June 1, 2005 otherwise the agreement will terminate.

     As consideration, we will pay the lessor annual rent of between 1.55% and 2.5% of the actual annual sales revenue once the wind farm has commenced operations. We will also pay the lessor, at the same rate for any revenue we receive from the sale of CO2 emission reduction credits.

     EWP has obtained a building permit from the Parish of Grand Manan allowing construction to take place once financing and other approvals can be arranged. EWP acquired five (5) years of wind data from Environment Canada confirming the potential for a commercial wind resource. EWP is confirming this data and has started negotiations with New Brunswick Power for a power purchase contract. EWP has two (2) meteorological towers erected on Grand Manan.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of our financial condition and results of operations for the interim six-month period ended July 31, 2003, as well as the three preceding financial years-ended January 31 should be read in conjunction with our consolidated financial statements and related notes included in this registration statement. Our financial statements included in the registration statement were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this registration statement to U.S. GAAP, see Note 18 to the financial statements.

OPERATING RESULTS

     We are a wind energy electrical generation company that is currently in its developmental stages. As such, we do not have any sales or revenues as we are in the process of evaluating and acquiring suitable sites, capital and data necessary to carry out our business plan. Our business is conducted through our wholly-owned subsidiaries in both Canada and the United States.

     Many factors may affect our current and future operations including, the availability of capital, demand for electricity, meteorological and environmental changes as well as regulatory developments, to name a few. Our industry sector is particularly sensitive to local, state, provincial and federal governments' willingness, through incentives, deregulation, and favourable legislation, to cultivate and foster the wind energy sector. Competitive factors from various entities, including traditional energy providers may also materially affect our current and future operations.

Six-month Period Ended July 31, 2003

     As at July 31, 2003 we had cash of $19,832. As we are still in the developmental stage of our business, our current operations, which include, primarily, the acquisition and evaluation of land and wind data are financed through the sale of our securities. As a result of our sporadic financing activities, comparing our operating results for the interim period ending July 31, 2003 with the same interim period in the previous year would not provide the reader with any meaningful information with which to ascertain any trend in our operations. Reference is made to "Liquidity and Capital Resources - Subsequent Financings".

Year Ended January 31, 2003 Compared to January 31, 2002

     We completed fiscal 2003 on January 31 with cash of $1,679 compared with cash of approximately $1,941 as at January 31, 2002. During the fiscal year, we financed our activities from the proceeds of private placements, the exercise of outstanding warrants and options, and through various cash advances comprising a total of $2,744,990. Expenditures of $2,762,970 were incurred in project development costs, corporate administrative expenditures and property acquisitions.

     Our cost of corporate administration for the fiscal year amounted to $907,782, a significant increase from $222,400 incurred in fiscal 2002. A large portion of the administrative costs was incurred in stock based compensation of $421,023 compared to $0 in fiscal 2002 and an increase in legal and regulatory expenses of $123,616 compared to $38,214 for fiscal 2002.

     Our change of business and the acquisition of wind assets were the main factors in the increase in our overall expenditures. The most significant components of our increased costs were land acquisition which amounted to $980,712, project development costs of $504,559 and legal expenses as described above. At year-end, we owned or leased 392 acres of land in Tehachapi, 760 acres in Arizona and approximately 4,500 acres in the Province of New Brunswick. Subsequent to the year-end, VRC obtained a lease on 8,300 acres of additional land in northwestern Arizona. See "Property, Plants and Equipment - Smith Ranch Easement".

     Related party expenditures for the fiscal year increased $103,838 over fiscal 2002 to total $236,729 for the year-end. Substantial time requirements of management are required in a new business. Previous years required about 15 - 20 hours per week by one of our directors. Due to the change of business from a part-time junior mineral exploration company to a full-time wind energy developer, the time requirement has evolved to require about 60 hours per week from one director and at least 40 hours per week from several other members. In addition, our business activities are requiring extensive travel. However, when hours given by each of the directors are divided by the amount of management fees, management believes the average hourly rate is more economical than contracting out work to third parties.

Year Ended January 31, 2002 Compared to the Year Ended January 31, 2001

     We completed fiscal 2002 with cash on hand of $1,941 compared with cash of approximately $168,273 in the previous year. We had a cash balance of $168,372 at the start of the year and raised a further $413,500 from equity issuances. We expended net cash of $434,202 in operating activities, and a further net cash of $145,729 in investing activities.

     The costs of corporate administration in fiscal 2002 increased by $456,839, to $550,389. The largest component of the increase was the project development expenses relating to the change of business and acquisition of wind assets totaling $327,989. The most significant components of this amount are consulting fees and related expenses of $105,760, project management costs of $60,691, and administration and public relations costs totaling $55,833. Legal expenses increased in fiscal 2002 to $38,214, from a recovery of $3,102 in fiscal 2001. Travel expenses also increased as at January 31, 2002 to $30,923, from $15,728 at January 31, 2001. Related party transactions as at January 31, 2002 totaled $132,891. These expenses included director's fees for the full time services of a director of $30,000, director's fees of $5,000 paid to a second director, $26,200 paid for secretarial services to a related party of a director, $11,000 in public relations and administration fees paid to our President, Jeffrey J ..Ciachurski, and $60,691 paid to a related party for project management.

Year Ended January 31, 2001 Compared to the Year Ended January 31, 2000

     We completed fiscal 2001 with cash on hand of $168,273 compared with cash of approximately $192,496 in the previous year. We started fiscal 2001 with cash of $192,496, and raised a further $105,000 from a private placement of 250,000 of our common shares. We expended a total of $129,124 on corporate administrative expenditures.

     The costs of corporate administration in fiscal 2001 decreased from fiscal 2000 by $38,034 to $93,550. A significant component of the decrease was the absence of geological consulting fees in fiscal 2001 ($20,400 was paid to a consultant in fiscal 2000). The largest components of administrative expenditures in fiscal 2001 were accounting expenses that reflected the additional costs associated with our first full year as a reporting issuer. Accounting and audit charges increased by approximately $11,964 to $23,030. The most significant other expenditure increases were for travel related to business investigation expenses, totaling $15,728, and accounting fees for due diligence totaling $10,000 with respect to a potential business acquisition, for which there were no equivalent expenditures in fiscal 2000. Telephone charges increased by $2,799 to $3,034. Management fees for the full time services of a director remained constant at $30,000. A negotiated adjustment to the total legal fees paid by us in connection with our initial public offering resulted in a recovery of $3,102 in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

     As at July 31, 2003, we had working capital deficit of $49,409 as compared to a working capital deficit at April 30, 2003 of $173,817. The decrease in our working capital deficit was due primarily to a recent equity financing which resulted in proceeds of $462,720. As we have no revenues, we will continue to rely exclusively on equity and debt financings to raise financing to fund our proposed business. Our current liabilities at July 31, 2003 total $139,810 and were comprised primarily of our accounts payable and accrued liabilities, which totaled $60,631, and a promissory note in the amount of $77,950 which bears interest at 10% per annum and is secured as against our property.

     The following is a summary of equity placements completed since January 31, 2003, the date of our most recently concluded financial year-end:

Subsequent Financings

     Subsequent to our most recent financial year-end, we completed the first tranche of a non-brokered private placement of 440,686 units at a price of $1.05 per unit on May 7, 2003. Each unit was comprised of one (1) common share and one
(1) non-transferable share purchase warrant. Each warrant permits the holder to purchase one (1) additional common share at a price of $1.30 if exercised on or before February 12, 2004 and a price of $1.60 per share if exercised thereafter on or before February 12, 2005. Gross proceeds from the private placement were $462,720. A finder's fee of $21,000 was paid with respect to $215,250 of the placement. The shares and any shares issued upon exercise of the warrants were subject to a hold period which expired on September 5, 2003.

     On July 22, 2003, we announced a private placement of up to 1,000,000 units at a price of $1.05 per unit. Each unit was comprised of one (1) common share and one (1) non-transferable share purchase warrant. By October 7, 2003, we closed the sale of 766,000 units of the private placement. The first tranche which closed on September 15, 2003, consisted of 651,000 units comprised of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $1.30 per share if exercised on or before September 15, 2004 and at a price of $1.60 per share if exercised thereafter but on of before September 15, 2005. The second tranche, which closed on October 6, 2003, consisted of 115,000 units comprised of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $1.30 per share if exercised on or before October 6, 2004 and at a price of $1.60 per share if exercised thereafter but on of before October 6, 2005.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Not applicable.

TREND INFORMATION

     Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

     Not applicable.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                            PAYMENTS DUE BY PERIOD
                                            -----------------------------------------------------
                                                         LESS THAN    1 - 3    3 - 5    MORE THAN
CONTRACTUAL OBLIGATIONS                      TOTAL        1 YEAR      YEARS    YEARS    5 YEARS
-----------------------                     --------     ---------    -----    -----    ---------
Long-Term Debt Obligations................       Nil         Nil       Nil      Nil        Nil
Capital (Finance) Lease Obligations.......         *           -         -        -          -
Operating Lease Obligations...............       Nil         Nil       Nil      Nil        Nil
Purchase Obligations......................       Nil         Nil       Nil      Nil        Nil
Other Long-Term Liabilities
  reflected on the Company's Balance
  Sheet under Canadian GAAP                  $77,950(1)        -         -        -          -
                                             -------         ---       ---      ---        ---
Total.....................................   $77,950           -         -        -          -
                                             =======         ===       ===      ===        ===

-----------------------
 (1) This amount relates to a promissory note secured by a deed of trust over property in Arizona and provides for interest at 10% per annum. The note is repayable on demand. Since April 2002, we have been making instalment payments of US$750 per month.

* We have entered into lease agreements for some of our properties located in Arizona and New Brunswick. There are no current binding financial obligations under these agreements. Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.


ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The following table sets out certain information, which is accurate as at the date of this registration statement, concerning our directors and executive officers:


NAME                             PRESENT POSITION               BUSINESS EXPERIENCE AND ACTIVITIES
----                             -----------------              ----------------------------------
Michael A. Patterson.........    Chairman and Director  of      Self-employed as President of Cerro Gordo
                                 Western                        Wind Historical Society, an educational
                                                                society; partner of Verde; Chairman of VRC,
                                                                a subsidiary of Western Wind.

Jeffrey J. Ciachurski........    President, CEO and Director    Self-employed business executive; President of
                                 of Western Wind                Seville Mineral Developments SA de CV since 1992;
                                                                part-time Manager, Corporate Information, of
                                                                Strategic Technologies Inc., a reporting issuer on
                                                                the TSX Venture Exchange

Claus Andrup.................    Secretary and Director of      President of Andrup & Associates, a public
                                 Western Wind                   relations firm, since 1980; President of Cape
                                                                Marine Corp., a personal holding and investment
                                                                company, since 1992.

Robert C. Bryce..............    Director of Western Wind       President and director of Xemac Resources Ltd., a
                                                                public company trading on the TSX, since 1996.

Peter W. Holmes..............    Director of Western Wind       President of Peter W. Holmes and Associates Inc., a
                                                                private company which provides geological
                                                                consulting services.

Steve R. Mendoza.............    Executive Vice-President of    Chief Engineer and Deputy Director of the Arizona
                                 Western                        Wind Power Authority; Registered Professional
                                                                Engineer in California, Arizona and New Mexico;
                                                                1979 - 2000, employed on the Salt River Project in
                                                                Arizona.

Jeffrey E. Patterson.........    COO and Director of VRC and    Construction and Maintenance Supervisor for the
                                 Aero                           AWES and Wind Park Maintenance, Inc. ("WPM") Since
                                                                1986, President, director and principal shareholder
                                                                of Mogul Energy Corporation.


NAME                             PRESENT POSITION               BUSINESS EXPERIENCE AND ACTIVITIES
----                             -----------------              ----------------------------------

Cash Long....................    CFO and Director of VRC and    Since 1986, principal and CEO of Mogul Energy
                                 Aero                           Corporation; Since 1982 involved with AWES and WPM
                                                                in the areas of wind facility operations, salvage
                                                                and project redevelopment.

Paul Woodhouse...............    President and Director of EWP  Instructor in the Industrial Control Technology
                                                                Program at New Brunswick Community College ("NBCC")
                                                                since 1989.  Assisted in the design and
                                                                construction of turbine training installation at
                                                                the NBCC.

Michael Boyd.................    President and Director of VRC  Marketing and regulatory affairs consultant for technology companies; Pima County, Arizona
                                                                supervisor from 1992 to 2000.

     There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer, nor are there any family relationships, between any of the persons referred to above.

Employment Agreements

     Pursuant to an agreement dated January 5, 1998 made with our President, we engaged Mr. Jeffrey J. Ciachurski to provide expertise in obtaining resource properties and financing and to provide us with services in managing our administrative affairs and the affairs of our subsidiaries. We pay Mr. Ciachurski a monthly fee of $2,500, which will continue until the agreement is amended or terminated by us or Mr. Ciachurski.

     Since May, 2001 we have also been paying Mr. Ciachurski a consulting fee of US$250 per full day devoted to our wind energy business, to a maximum of US$4,000 per month. Mr. Ciachurski provides us with services relating to renewable energy power purchase negotiations with utilities and prospective customers and supervises marketing efforts in the United States generally.

     Our Arizona subsidiary, VRC, has entered into consulting agreements with Michael A. Patterson (our Chairman), Cash A. Long (the Chief Financial Officer and a director of VRC) and Jeffrey E. Patterson (the Chief Operating Officer and a director of VRC). These three consultants are instrumental in assisting us in the development of our wind energy business. The agreements provide that each consultant will be paid US$250 per full day devoted to our business and will be reimbursed for all expenses incurred to provide the services. The initial term of the agreements is for two years and may be renewed for a further two years. The agreements also include non-competition provisions prohibiting the consultants from competing with our company for a period of two years from the termination of their respective agreements. The agreements, however, permit the consultants to continue to render their services to Mogul Energy, a business owned by Cash Long and Jeffrey Patterson, which carries on the same business as ours in California. As of the date of this registration statement, a consulting agreement between us and Steve Mendoza has not been entered into.

     During the fiscal year ended January 31, 2003, an aggregate of $199,637 was paid to insiders pursuant to these consulting agreements.

COMPENSATION

     During the fiscal year ended January 31, 2003, we paid an aggregate of $256,137 in cash compensation to our directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2003 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Summary

     The following table lists all annual and long term compensation for services in all capacities to our company for the fiscal year ended January 31, 2003 in respect of directors and members of our administrative, supervisory and management bodies. No other executive officer of Western Wind has received combined salary and bonus in excess of $100,000 in any of the most recently completed fiscal year end.
                           SUMMARY COMPENSATION TABLE





                                                                     LONG-TERM
                                  ANNUAL COMPENSATION               COMPENSATION
                         ------------------------------------     ----------------
                                                 OTHER ANNUAL     SECURITIES UNDER          ALL OTHER
       NAME AND         SALARY       BONUS       COMPENSATION      OPTIONS GRANTED        COMPENSATION
  PRINCIPAL POSITION      ($)         ($)            ($)                 (#)                   ($)
--------------------    ------      ------       ------------     ----------------        ------------
Jeffrey J. Ciachurski
President, CEO and
Director                30,000(1)     Nil            Nil                  Nil              US$48,000(2)

Jeffrey E. Patterson
COO and Director of
VRC                        Nil        Nil            Nil                  Nil              US$18,783(3)

Michael A. Patterson
Chairman and Director      Nil        Nil            Nil              100,000              US$47,100

Cash A. Long
CFO and Director of
VRC                        Nil        Nil            Nil                  Nil              US$13,042(3)


----------

(1)  Paid pursuant to a management agreement.

(2)  Paid pursuant to a consulting agreement.

(3)  A portion of this sum includes reimbursement of certain expenses.

Compensation of Directors

     We do not compensate our directors for their services as directors. In addition, any agreements we have with any of our directors do not provide for payment of benefits upon termination of employment or following a change in control of our company.

     During the year ended January 31, 2003, Andrup & Associates, a company owned by Claus Andrup, one of our directors, was paid a consulting fee of $2,500 for services rendered.

BOARD PRACTICES

     Members of the board of directors are elected by our shareholders to represent the interests of all shareholders. The board of directors communicate periodically to review significant developments affecting our company and to act on matters requiring board approval. Directors hold office until they resign or the next annual general meeting, whichever is earlier. The board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles. Our directors are Jeffrey J. Ciachurski, Michael A. Patterson, Claus Andrup, Robert C. Bryce, and Peter W. Holmes. These individuals have been directors of Western Wind since, 1998, 2002, 1998, 2000 and 2001, respectively. The board of directors delegates the executive management of the company to the Chief Executive Officer.

     Our board of directors has established an Audit Committee. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The members of the Audit Committee are Claus Andrup, Robert
C. Bryce, and Peter W. Holmes. At present, we do not have a remuneration committee.

EMPLOYEES

     We have no full or part time employees, except for management and the Board of Directors.

SHARE OWNERSHIP

     As of October 31, 2003, our directors and members of our administrative, supervisory or management bodies, as a group own, directly or indirectly, a total of 1,071,284 shares representing 9.06% of our issued and outstanding common shares. These holdings are as follows:

                                                             NUMBER OF      PERCENTAGE
NAME OF BENEFICIAL OWNER                                   COMMON SHARES     OF CLASS
------------------------                                   -------------    ----------
Michael A. Patterson...................................     333,334(1)        2.82%
Jeffrey J. Ciachurski..................................     233,418(2)        1.97%
Claus Andrup...........................................     166,666(3)        1.41%
Robert C. Bryce........................................     155,200(4)        1.31%
Peter W. Holmes........................................          --(5)           *

----------------------
* Less than 1%.
(1) Mr. Patterson has incentive stock options entitling him to acquire up to 100,000 of our common shares, at an exercise price of $1.20 per share until February 20, 2007. Mr. Patterson also has 283,334 warrants entitling him to acquire one common share of Western Wind per warrant, at an exercise price of $0.50 per share if exercised prior to February 15, 2004.

(2) Mr. Ciachurski has incentive stock options entitling him to acquire up to 90,000 of our common shares, at an exercise price of $0.35 per share until October 6, 2004.

(3) Mr. Andrup has incentive stock options entitling him to acquire up to 70,000 of our common shares, at an exercise price of $0.35 per share until October 6, 2004.

(4) Mr. Bryce has incentive stock options entitling him to acquire up to 100,000 common shares, at an exercise price of $0.86 per share, until November 4, 2007.

(5) Mr. Holmes has incentive stock options entitling him to acquire up to 110,000 of our common shares, at an exercise price of $0.20 per share until June 5, 2006.

OPTIONS TO PURCHASE SECURITIES

     In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors. We have a stock option plan (the "Plan") that was approved by our shareholders at our last annual general meeting held on July 23, 2003. The Plan is administered by our board of directors.

     The prevailing applicable incentive stock option policy of the TSX Venture Exchange provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the closing price of our common shares on the day preceding the date of the grant, less an applicable discount. The aggregate number of shares reserved for issuance must not exceed 10% of our issued and outstanding shares, with the aggregate number of shares reserved to any one person not exceeding 5% of the outstanding shares. Shareholder approval must be obtained for certain amendment(s) to options granted to insiders.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     We are currently a publicly-held company, with our shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly by another corporation, any foreign government, or by any natural or legal person(s) severally or jointly, and no person, corporation or other entity owns, directly or indirectly, or controls more than 5% of our shares, which are the only class of securities with voting rights, except for those listed below:

                                                                             PERCENTAGE
IDENTITY OF PERSON OR GROUP                                 AMOUNT OWNED     OF CLASS(2)
---------------------------                                 ------------     -----------
CDS & Co.(1)............................................     5,938,158(1)       50.25%
Robert D. Schweizer.....................................     1,207,284          10.22%
Officers and Directors as a group.......................     1,071,284           9.07%
Kim O'Leary.............................................       855,000           7.24%

-------------------

(1) CDS & Co. is a clearinghouse for Canadian shareholders who hold their shares in brokerage accounts. Management is unaware of who beneficially owns these shares, although certain of these figures may include shares of management registered in brokerage houses.

(2) The percentage is determined based on the number of outstanding common shares as at October 31, 2003.

Shareholder Distribution

     As at October 31, 2003, there were approximately 89 holders of record of our common shares and a total of 11,816,658 common shares were outstanding. Approximately 2,511,000, or 21.25%, of our common shares are held of record by U.S. holders, including depositories and clearing agencies.

RELATED PARTY TRANSACTIONS

     Other than as disclosed elsewhere in this registration statement, there have been, to the best of our knowledge, no material transactions or loans between us and, (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family;
(d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.

     In September 2001, however, we entered into an asset purchase agreement (amended in November 2001) with Verde (the "Verde Agreement"), where we purchased certain assets of Verde. The partners of Verde are Michael A. Patterson (the Chairman of our board of directors), Jeffrey E. Patterson and Cash A. Long (both of whom are directors of Aero). Under the Verde Agreement we acquired certain site and wind data rights for our wind farm site located at Quail Springs. To pay for these assets, we issued to the partners of Verde 1,000,000 units of Western Wind at a deemed price of $0.0375 per unit for a total purchase price of $375,000. Each unit is made up of one common share and one warrant to purchase an additional common share of Western Wind at a price of $0.50 for a two year period expiring February 15,

2004. The shares and any shares acquired on exercise of the warrants are held in escrow and are being released to the holders in tranches over a three-year period in accordance with the policies of the TSX Venture Exchange.

     On September 18, 2003, we entered into an agreement with one of our directors to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The purchase price is to be determined by mutual agreement of both parties, and will be based on an evaluation of two (2) independent evaluators. Please refer to Item 10 "Additional Information - Material Contracts" for a more detailed discussion of the terms of this transaction.

INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.           FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See "Item 18. Financial Statements" for financial statements filed as part of this registration statement.

Legal Proceedings

     A former director of EWP is suing EWP for the right to exercise incentive stock options to acquire 50,000 common shares at an exercise price of $0.80 per share. We have filed a counterclaim for breach of fiduciary duties and are seeking damages. Other than a disclosed herein, we are not presently involved in, nor are we aware of, any pending legal proceedings, which could have a material adverse effect upon its business or financial position. To the best of our knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

Dividend Policy

     We have not paid any dividends since our incorporation and we have no plans to pay dividends in the foreseeable future.

SIGNIFICANT CHANGES

     No significant changes have occurred since the date of the financial statements provided in Item 18 below.

ITEM 9.           THE OFFER AND LISTING

OFFER AND LISTING DETAILS

     We only have one class of shares, namely, common shares without par value, of which we are authorized to issue 100,000,000. Our common shares are initially issued in registered form. There are no restrictions contained in our constating documents on the transferability of our shares.

     The following is a summary, for the five most recent financial years, of the annual high and low market prices:

                                                                                      TSX VENTURE EXCHANGE
                                                                            ------------------------------------------
                                                                                   HIGH                    LOW
                                                                            --------------------     -----------------
ANNUAL HIGHS AND LOWS
1999....................................................................             *                      *
2000....................................................................           $0.60                  $0.45
2001....................................................................           $0.80                  $0.22
2002....................................................................           $1.20                  $0.18
2003....................................................................           $1.50                  $0.70

---------------------
* The common shares of Western Wind were not listed on the TSX (which was then known as the CDNX Venture Exchange) prior to December 23, 1999 and did not trade until 2000.

     The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange during our two most recent financial years and any subsequent periods.

                                                                                      TSX VENTURE EXCHANGE
                                                                            ------------------------------------------
                                                                                   HIGH                    LOW
                                                                            --------------------     -----------------
QUARTERLY HIGHS AND LOWS
2003
Second Quarter.........................................................            $1.00                  $1.00
First Quarter..........................................................            $1.00                  $1.00
2002
Fourth Quarter.........................................................            $0.99                  $0.99
Third Quarter............................................................          $0.70                  $0.70
Second Quarter...........................................................          $0.77                  $0.77
First Quarter............................................................          $0.75                  $0.75
2001
Fourth Quarter...........................................................          $0.42                  $0.42
Third Quarter............................................................          $0.39                  $0.39
Second Quarter...........................................................          $0.20                  $0.20
First Quarter............................................................          $0.18                  $0.18

     The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months:

                                                                                      TSX VENTURE EXCHANGE
                                                                            ------------------------------------------
                                                                                   HIGH                    LOW
                                                                            --------------------     -----------------
MONTHLY HIGHS AND LOWS
November......................................................................     $3.70                  $2.80
October..................................................................          $2.55                  $1.49
September................................................................          $1.75                  $1.25
August...................................................................          $1.42                  $1.15
July.....................................................................          $1.30                  $1.00
June.....................................................................          $1.19                  $1.02

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

     Our common shares presently trade on the TSX Venture Exchange under the symbol "WND" and in Germany, on the Berlin Stock Exchange under the symbol "WWE". Our common shares are not, and have not been, listed or quoted on any other exchange or quotation system.


SELLING SHAREHOLDERS


     Not applicable.


DILUTION


     Not applicable.


EXPENSES OF ISSUE


     Not applicable.


ITEM 10.          ADDITIONAL INFORMATION


SHARE CAPITAL


     We are authorized to issue up to 100,000,000 common shares without par value, of which 11,816,658 shares were outstanding as of October 31, 2003. All of our issued shares are fully paid and non-assessable. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to any of our shareholders. The particulars of the authorized and issued shares as at (i) the most recent date of the balance sheet contained in this registration statement and (ii) as of October 31, 2003, being the latest practicable date:


                                                    ISSUED AND OUTSTANDING           ISSUED AND OUTSTANDING
      COMMON SHARES             AUTHORIZED            AS AT JULY 31, 2003            AS AT OCTOBER 31, 2003
      -------------            -----------           --------------------            ----------------------
Issued                         100,000,000                10,906,658                      11,816,658
Reserved for Issuance
 - stock options                                           1,220,000                       1,770,000
 - warrants                                                3,811,186                       4,577,186

MEMORANDUM AND ARTICLES OF INCORPORATION

     We were incorporated under the Company Act (British Columbia) on January 5, 1998 by filing with the Registrar of Companies for the Province of British Columbia our Articles of Incorporation and Memorandum. Our name on the date of incorporation was 556953 B.C. Ltd. On March 2, 1998 we changed our name to Minera Cortez Resources Ltd. and on February 15, 2002 we changed our name from Minera Cortez Resources Ltd. to Western Wind Energy Corp.

     Except for specific activities prohibited by the Company Act, we are not limited in the business we can conduct. Our Articles do not contain a description of our objects and purposes and, as such, we may perform any and all corporate activities permissible under the laws of the Province of British Columbia.

     Our Articles do not restrict a director's power to vote on a proposal, arrangement, or contract in which the director is materially interested, to vote compensation to themselves or any other members of the board of directors in the absence of an independent quorum, or to exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of Western Wind in order to serve as directors.

     According to our Articles, a director who is interested in a proposed contract or transaction or other business to be considered or conducted at a directors' meeting will be counted in the quorum for the directors meeting, provided that any interested director discloses their interest in accordance with the provisions of the Company Act. Pursuant to the Company Act, any director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with our company must disclose the nature and extent or the director's interest at a meeting of the directors. The disclosure must be made:

     (a) at the meeting at which a proposed contract or transaction is first considered;

     (b) if the director was not, at the time of the meeting, interested in the proposed contract or transaction, at the first meeting thereafter, or

     (c) at the first meeting after the relevant facts come to the director's knowledge.

     We only have one class of directors. Our Articles provide that the number of directors to be elected are to be determined by ordinary resolution at an annual general meeting (or by special resolution of the members) (a "special resolution" is an affirmative vote of the holders of not less than three-quarters of the common shares). The Company Act states that it is not necessary that all directors elected at a shareholders' meeting hold office for the same term and that a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election.

     Our authorized capital consists of only one type of securities - common shares. Our common shares are not redeemable nor do they have any sinking fund provisions attached to them. There is no liability for further capital calls and, except as provided in the Investment Canada Act, there are no provisions in our Articles that impose any ownership limitations against any existing or prospective shareholders as a result of such shareholder owning a substantial number of shares. Holders of our common shares are entitled to vote at all meetings of shareholders, receive any declared dividend, and receive the remaining property of Western Wind upon dissolution. The provisions in our Articles attaching to our common shares may be altered, amended, repealed, suspended or changed by a special resolution of the members.

     The Company Act states that an annual meeting of shareholders must be held at such time in each year not later than 15 months after the last annual general meeting. The annual general meeting may be held at such time and place as determined by the board of directors and in accordance with the Company Act. In order to transact business at an annual general meeting, there must be a quorum of shareholders present. A quorum of shareholders consists of at least two persons, in person or represented by proxy, holding not less than 5% of the issued shares entitled to vote at the meeting. In our case, the only shares entitled to vote at an annual general meeting are common shares.

     There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change of control of our company, nor are there any provisions that would operate only with respect to a merger, acquisition or corporate restructuring involving our company. There are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in our home jurisdiction of British Columbia, however, requires that shareholder ownership must be disclosed once a person beneficially owns, or has control or direction over, greater than 10% of the issued shares of a company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholder must report their share ownership.

MATERIAL CONTRACTS

     The following summary of agreements we have entered into covers only certain material provisions of the agreements and are not complete. These summaries are qualified in their entirety by reference to the full text of the agreements which are filed with this registration statement.

     On January 2, 2002, we acquired approximately four (4) parcels of land near Kingman, Arizona known as Quail Springs. The acquisition agreement was entered into on September 16, 2001. The purchase price for the land was US$110,000, which was financed with cash and a note in the amount of US$50,000. The note was secured by a deed of trust and provides for interest at 10% per annum. We have been making monthly installment payments of US$750 since April 30, 2002.

     In February 2002, we announced an opportunity to participate in a wind park located in Tehachapi, California. Through our California subsidiary, Aero, we acquired 402 acres of land. We also have the option to acquire an additional 380 acres of land, which are currently held in escrow.

     In September 2002, we entered into a land lease agreement to lease certain lands near Cochise, Arizona for a term of 50 years. As consideration for the lease we agreed to pay the lessor a cash advance of US$225,000 and a percentage of our actual sales revenue from energy production ranging from 1.4% for the first fourteen years of the term, up to 2% for the balance of the term. Commencing on the fifteenth year, and for every year thereafter, we will pay a small percentage of actual annual gross sales, up to a maximum of US$50,000 annually, as annual rent, to a charity designated by the lessor.

     We also acquired an additional 360 acres of land near Springerville, Arizona. As consideration for the land, we paid the vendor approximately US$106,000.

     On March 20, 2003, we entered into an agreement, through our wholly-owned subsidiary VRC, with REMO by which we acquired an easement over 8,300 acres of land in northwestern Arizona. The land is known as the Smith Ranch. The term of the agreement is for the earlier of 30 years and the date which is one year after the expiration of the term of the first power purchase agreement between VRC and a third party power purchaser of electricity. As consideration for the easement we issued to REMO 100,000 common shares of Western Wind. We also agreed to pay REMO a royalty of 3.5% of gross proceeds from any net energy sales derived from the property. If we should decide to proceed with development, we must pay REMO a minimum royalty of US$580,000 commencing no later than March 21, 2005.

     On December 7, 2003, we entered into an agreement with a significant landowner in the province of New Brunswick to certain lands located on Grand Manan Island. The lease is for a term of 30 years commencing on December 10, 2002. As consideration for the lease we agreed to pay the lessor annual rent ranging between 1.55% and 2.5% of any actual energy sales revenue once a wind farm has commenced operations.

     On September 18, 2003, we entered into an agreement with one of our directors to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The purchase price is to be determined by mutual agreement of both parties, and will be based on an evaluation of two (2) independent evaluators. Under the agreement, we agreed to advance US$120,000 to the director. Approximately $110,010 was advanced as at July 31, 2003. We have 120 days to complete our due diligence. In the event that the parties cannot agree to a purchase price within 180 days from the date of the agreement, the US$120,000, or any portion that has already been advanced, will be returned to us within fifteen (15) days after the 180-day period has expired.

EXCHANGE CONTROLS

     There are presently no governmental laws, decrees or regulations in Canada which restrict the export of import of capital, or which impose foreign exchange controls or which affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittance to United States residents is subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our common shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "Item 10. Additional Information - Taxation".

     Except as provided in the Investment Canada Act (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Province of British Columbia, or in our charter documents. The following summarizes the principal features of the ICA for non-Canadian residents who acquire our common shares. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN LEGAL ADVISORS WITH RESPECT TO THE CONSEQUENCES OF PURCHASING AND OWNING OUR COMMON SHARES.

     The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of the corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

     If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the minister responsible for the ICA is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

     Certain transactions relating to our common shares would be exempt from the ICA, including:

     1. the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     2. the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

     3. the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in our company, through ownership of our common shares, remains unchanged.

TAXATION

     We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the "ITA") and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of Western Wind in connection with carrying on a business in Canada (a "non-resident holder").

     This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals"), and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consideration, which may differ from Canadian federal income tax consequences described herein.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR COMMON SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

Dividends and Paying Agents

     Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by us. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of Western Wind unless such share represents taxable Canadian property" (as defined in the ITA) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

     o    the non-resident holder;

     o persons with whom the non-resident holder did not deal at arm's length; or

     o the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of Western Wind represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

     The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

     The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

U.S. Holders

     A "U.S. Holder" includes a holder of less that 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirements plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Foreign Tax Credit

     A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credits, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. THE AVAILABILITY OF THE FOREIGN TAX CREDIT AND THE APPLICATION OF THESE COMPLEX LIMITATIONS ON THE TAX CREDIT ARE FACT SPECIFIC AND HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THEIR INDIVIDUAL CIRCUMSTANCES.

Passive Foreign Investment Corporation

     We do not believe that we are a passive foreign investment corporation (a "PFIC"). If a U.S. Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder's current income.

     The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

     A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

     These rules apply similarly to distributions from a PFIC that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculations of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF A PFIC SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THEIR INDIVIDUAL CIRCUMSTANCES.

STATEMENT BY EXPERTS

     The consolidated financial statements of Western Wind for each of the last three financial years included in this registration statement have been audited by Ellis Foster, Chartered Accountants, as stated in their reports appearing herein, and have been included in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing and their consent and authorization.

DOCUMENTS ON DISPLAY

     All documents concerning Western Wind and our subsidiaries, and which are referred to in this registration statement, are available for inspection during normal business hours at the offices of Thomas, Rondeau, Business Lawyers, Suite 1525, 625 Howe Street, Vancouver, B.C., Canada V6C 2T6.

Subsidiary Information

     We currently have three wholly-owned subsidiaries: VRC, Aero, and EWP. VRC is incorporated under the laws of the State of Arizona; Aero is a limited liability company organized under the laws of the State of California; and EWP is incorporated under the laws of the Province of New Brunswick, Canada.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE INFORMATION ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

     The results of our current and prospective operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, our operating results and financial position and that of our subsidiaries are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the U.S. dollar in relation to the Canadian dollar will therefore have an impact upon any profitability we may have in the future and may also affect the value of our assets and the amount of shareholders' equity.

     In regards to transaction risk, our functional currency is the Canadian dollar and our activities are predominantly executed using the Canadian dollar. We incur a relatively large portion of our expenses in U.S. dollars. Our common shares are listed on the TSX Venture Exchange and the Berlin Stock Exchange and are bought and sold in Canadian dollars and the Euro, respectively. We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

     Except as set out under Item 4 "Property, Plants and Equipment", we have no other short term or long term debt requiring interest payments. We have not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

     Our future revenue and profitability will be dependent, to a significant extent, upon prevailing market prices for the sale of wind-generated electricity. Prices are subject to wide fluctuations in response to changes in supply of and demand for electricity, market uncertainty and a variety of additional factors that are beyond our control. Our properties are in the developmental stage and accordingly we are not generating any operating revenues and are therefore not subject to any short term volatility in the prices of electricity. As we are in the developmental stages, the above factors have had no material impact on operations or income. We have not entered into any futures or forward contracts.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     None

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM 15.          CONTROLS AND PROCEDURES

     Not applicable.

ITEM 16.          [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.
                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

     Please refer to Item 18. "Financial Statements".

ITEM 18.          FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

     1. Interim (unaudited) consolidated financial statements for the 6 month period ended July 31, 2003.

     2. Independent Auditors' Report on the Consolidated Financial Statements of Western Wind as at January 31, 2003.

     3.   Consolidated Balance Sheets at January 31, 2003 and 2002 (audited).

     4. Consolidated Statements of Income for the years ended January 31, 2003, 2002, and 2001 (audited).

     5. Consolidated Statements of Changes in Shareholders' Equity for the years ended January 31, 2003, 2002 and 2001.

     6. Consolidated Statements of Cash Flows for the years ended January 31, 2003, 2002 and 2001.

     7.   Notes to Consolidated Financial Statement Schedules.

     8.   Independent Auditors' Report on Financial Statement Schedules.

     9.   Financial Statement Schedules.

ITEM 19.          EXHIBITS

     EXHIBIT NUMBER                                                   DESCRIPTION
--------------------------      ----------------------------------------------------------------------------------------
           1.0                  Memorandum and Articles of Incorporation dated December 15, 1997, as amended.
           1.1                  Certificate of Incorporation dated January 5, 1998.
           1.2                  Certificate of Change of Name to Minera Cortez Resources Ltd. dated March 2, 1998.
           1.3                  Certificate of Change of Name to Western Wind Energy Corp. dated February 15, 2002.
           1.4                  Special Resolution dated March 15, 1999 amending the Articles of Incorporation.
           1.5                  Special Resolution dated September 8, 1999, amending the Articles of Incorporation.
           2.0                  Not applicable.
           3.0                  Not applicable.
           4.0                  Asset Purchase Agreement dated dated September 30, 2001.
           4.1                  Sale of Membership Interest agreement dated effective February 26, 2002 among Cash Long,
                                Jeffrey E. Patterson and Western Wind, as amended November 26, 2001.
           4.2                  Real Estate Purchase Agreement dated September 16, 2002 among Michael A. Patterson,
                                Jeffrey J. Ciachurski and HR Investments (a Nevada Partnership and CTR Trust).
           4.3                  Warranty Deed dated October 2, 2001 among Thomas R. Reinburger, trustee of the Royalty
                                Land Trust and Jeffrey J. Ciachurski and Michael A. Patterson.
           4.4                  Windfarm Easement Agreement dated March 20, 2003 between REMO, LLC and Verde Resources
                                Corporation.
           4.5                  Land Lease Agreement dated December 7, 2002 between Eastern Wind Power Inc. and H.J.
                                Crabbe & Sons Ltd.
           4.6                  Working Agreement dated February 24, 2003 between Western Wind and the Arizona Power
                                Authority.
           4.7                  Land Lease Agreement dated September 6, 2002 between Western Wind and Michael G.
                                Wystrach.
           4.8                  Consulting Agreement dated January 5, 1998 between the Company and Jeffrey J.
                                Ciachurski.
           4.9                  Consulting Agreement dated February 8, 2002 between the Company and Michael A.
                                Patterson.
           4.10                 Consulting Agreement dated February 8, 2002 between the Company and Cash A. Long.
           4.11                 Consulting Agreement dated February 8, 2002 between the Company and Jeffrey E.
                                Patterson.
           4.12                 2003 Stock Option Plan of Western Wind.
           5.0                  Not applicable.
           6.0                  Not applicable.

                                       38

     EXHIBIT NUMBER                                                   DESCRIPTION
--------------------------      ----------------------------------------------------------------------------------------

           7.0                  Not applicable.
           8.0                  Our wholly-owned subsidiaries are as follows:
                                         (i)      Verde Resources Corporation incorporated in Arizona;
                                         (ii)     Aero Energy, LLC, a California limited liability company; and
                                         (iii)    Eastern Wind Power Inc., incorporated in New Brunswick, Canada.
           9.0                  Not applicable.
          10.0                  Not applicable.
          11.0                  Consent of Ellis Foster, Chartered Accountants.

                            WESTERN WIND ENERGY CORP.


                              FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)


                                  JULY 31, 2003

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934 the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                           WESTERN WIND ENERGY CORP.



                                              By:"Jeffrey J. Ciachurski"
                                                 -------------------------------
                                                 Jeffrey J. Ciachurski
                                                 President, CEO and Director

Dated this 28th day of November, 2003.

                                  CERTIFICATION

I, Jeffrey J. Ciachurski, President and a Director of Western Wind Energy Corp. certify that:

1. I have reviewed this registration statement on Form 20-F of Western Wind Energy Corp.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement;

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statements;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this a registration statement (the "Evaluation Date"); and

     (c) presented in this registration statement our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant' auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record , process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and


     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


November 28, 2003.


By:  "Jeffrey J. Ciachurski"
     -------------------------------
      Jeffrey J. Ciachurski
      President, CEO and Director

WESTERN WIND ENERGY CORP.
(A development stage company)
Consolidated Financial Statements
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)

July 31, 2003




INDEX

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Balance Sheet
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)



-----------------------------------------------------------------------------------------------------------------------------
                                                                                           July 31                January 31
                                                                                              2003                      2003
-----------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                                                       $         19,832         $           1,679
  Prepaid expenses and deposits                                                                750                       750
  Refundable tax credits                                                                    21,394                    23,334
  Subscription receivable                                                                   48,425                         -
  Discount on Promissory note                                                                    -                    20,247
-----------------------------------------------------------------------------------------------------------------------------

                                                                                            90,401                    46,010

INVESTMENT DEPOSIT (Note 2)                                                                110,010                         -

PROPERTY AND EQUIPMENT                                                                   1,378,860                 1,148,499

INTANGIBLE ASSET                                                                           375,000                   375,000

DEFERRED CHARGE, net                                                                       455,125                   351,000
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  $      2,409,396         $       1,920,509
=============================================================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                                        $         60,631         $          69,638
  Due to related party                                                                       1,229                    44,919
  Notes payable (Note 3)                                                                    77,950                   154,021
-----------------------------------------------------------------------------------------------------------------------------

                                                                                           139,810                   268,578
-----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                                                                   5,136,871                 4,002,914

SHARE SUBSCRIPTIONS RECEIVED                                                                15,000                     7,500

CONTRIBUTED SURPLUS                                                                        552,168                   443,510

DEFICIT                                                                                 (3,434,453)               (2,801,993)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                         2,269,586                 1,651,931
-----------------------------------------------------------------------------------------------------------------------------

                                                                                  $      2,409,396         $       1,920,509
=============================================================================================================================



APPROVED BY THE DIRECTORS:                        "Jeffrey Ciachurski"                           "Claus Andrup"
                                            ---------------------------------       -----------------------------------------
                                                   Jeffrey Ciachurski                             Claus Andrup



WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statement of Operations and Deficit
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)



-----------------------------------------------------------------------------------------------------------------------------------
                                                     Period     Three months     Three months          Six months        Six months
                                            January 5, 1998            ended            ended               ended             ended
                                             (inception) to          July 31          July 31             July 31           July 31
                                              July 31, 2003             2003             2002                2003              2002
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE
  Proceeds from sale of mineral claims        $    72,530         $        -      $        -          $         -      $         -
  Costs of mineral claims sold                     (5,767)                 -               -                    -                -
-----------------------------------------------------------------------------------------------------------------------------------

                                                   66,763                  -               -                    -                -
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Accounting                                       94,184              9,344           6,090               15,344            7,090
  Advertising                                       3,000              3,000               -                3,000                -
  Amortization - discount on
     promissory note                               22,487             17,816               -               20,247                -
  Amortization - equipment                         10,014              2,933               -                5,728                -
  Amortization - deferred charge                      875                875               -                  875                -
  Consulting fee                                   20,400                  -               -                    -                -
  Due diligence                                    20,700                  -               -                    -                -
  General exploration                               3,950                  -               -                    -                -
  Interest on promissory note                      18,007              7,536               -               12,986                -
  Legal                                           300,959             62,847          33,433               65,735           83,883
  Listing and filing                               61,037              3,553          10,884                9,989           11,614
  Management fees                                 190,483             19,983          10,000               27,483           17,500
  Office and miscellaneous                        168,769             11,812           2,779               34,392           12,465
  Project development (Note 6)                  1,058,654            115,058         185,316              226,106          254,338
  Promotion and entertainment                      24,177             15,101           7,030               15,580            7,030
  Rent                                             10,000                  -               -                    -                -
  Secretarial and administration                   79,298              8,550           3,500               16,050            3,500
  Sponsorship fees                                 86,450                  -          25,000                    -           95,000
  Stock based compensation                        552,168            105,875         139,727              131,145          255,750
  Telephone                                        28,912              2,746           2,490                6,730            4,021
  Travel                                          201,104             11,924               -               41,128           23,802
  Foreign exchange                                  4,294                  -               -                    -                -
-----------------------------------------------------------------------------------------------------------------------------------

                                                2,959,922            398,953         426,249              632,518          775,993
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                                 (2,893,159)          (398,953)       (426,249)            (632,518)        (775,993)

INTEREST INCOME                                    11,102                 58             573                   58              573

LOSS ON SALE OF MARKETABLE SECURITIES              (2,156)                 -               -                    -                -

WRITE OFF OF MINERAL INTERESTS                   (541,007)                 -               -                    -                -

WRITEDOWN OF MARKETABLE SECURITIES                (15,000)                 -               -                    -                -

DEBT FORGIVEN                                       5,767                  -               -                    -                -
-----------------------------------------------------------------------------------------------------------------------------------

LOSS FOR THE PERIOD                            (3,434,453)          (398,895)       (425,676)            (632,460)        (775,420)

DEFICIT, beginning of period                            -                                              (2,801,993)      (1,390,449)
-----------------------------------------------------------------------------------------------------------------------------------

DEFICIT, end of period                         (3,434,453)                                            $(3,434,453)     $(2,165,869)
===================================================================================================================================

LOSS PER SHARE
 - basic and diluted                                             $     (0.04)     $    (0.05)         $     (0.06)     $     (0.11)
===================================================================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
  - basic and diluted                                             10,566,675       7,855,559           10,084,647        7,005,878
===================================================================================================================================

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statement of Cash Flows
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)


------------------------------------------------------------------------------------------------------------------------------------
                                                           Period   Three months    Three months        Six months       Six months
                                                  January 5, 1998          ended           ended             ended            ended
                                                   (inception) to        July 31         July 31           July 31          July 31
                                                    July 31, 2003           2003            2002              2003             2002
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)
  OPERATING ACTIVITIES
  Loss for the period                                $(3,434,453)      $(398,895)    $  (425,676)        $(632,460)      $ (775,420)
  Adjustment for item not involving cash:
   - amortization - discount on promissory note           22,487          17,816           1,516            20,247            1,516
   - amortization - equipment                             10,014           2,933               -             5,728                -
   - amortization - deferred charge                          875             875               -               875                -
   - loss on sale of marketable securities                 2,156               -               -                 -                -
   - write off of mineral interests                      541,007               -               -                 -                -
   - writedown of marketable securities                   15,000               -               -                 -                -
   - debt forgiven                                        (5,767)              -               -                 -                -
   - legal expenses settled through the
       issuance of share                                  15,000               -               -                 -                -
   - stock based compensation                            552,168         105,875         139,727           131,145          255,750
   - common shares issued for sponsorship fees                 -               -               -                 -           60,000
  - others                                                (7,500)         (7,500)              -            (7,500)               -
------------------------------------------------------------------------------------------------------------------------------------

                                                      (2,289,013)       (278,896)       (284,433)         (481,965)        (458,154)
  Change in non-cash working capital items:
   - refundable tax credits                              (21,394)          2,964          (4,467)            1,940           (8,739)
   - prepaid expenses and deposits                          (750)             53         (61,854)                -          (57,284)
   - accounts payable and
      accrued liabilities                                 60,629          44,632          (7,469)           (9,006)        (107,184)
   - due to a director                                     5,767               -               -                 -                -
------------------------------------------------------------------------------------------------------------------------------------

                                                      (2,244,761)       (231,247)       (358,223)         (489,031)        (631,361)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS USED IN INVESTING ACTIVITIES
  Purchase of marketable securities                      (43,500)
  Acquisition of mineral interests                      (191,072)
  Deferred exploration costs                            (349,932)
  Proceeds from sales of marketable securities            26,344
  Purchase of property and equipment                  (1,388,875)       (108,138)       (264,257)         (236,090)        (279,419)
  Increase in deferred charges                          (351,000)
  Investment deposit                                    (110,010)       (110,010)              -          (110,010)               -
------------------------------------------------------------------------------------------------------------------------------------

                                                      (2,408,045)       (218,148)       (264,257)         (346,100)        (279,419)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
  Proceeds from share issuance
    and subscription                                   4,593,459         590,838       1,451,430           973,045        1,741,850
  Due to related party                                     1,229         (20,012)              -           (43,690)               -
  Increase of notes payable                               77,950         (81,521)              -           (76,071)               -
------------------------------------------------------------------------------------------------------------------------------------

                                                       4,672,638         489,305       1,451,430           853,284        1,741,850
------------------------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                     19,832          39,910         828,950            18,153          831,070

CASH AND CASH EQUIVALENTS (DEFICIENCY),
  beginning of period                                          -         (20,078)          4,061             1,679            1,941
------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of period                                      $    19,832       $  19,832     $   833,011         $  19,832       $  833,011
====================================================================================================================================

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     These interim financial statements are prepared by the management of the Company, using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended January 31, 2003. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.


2.   INVESTMENT DEPOSIT

     On September 18, 2003, the Company entered into a Binding Letter Agreement ("Agreement") with a director of its subsidiary to acquire a 1/3 interest in and to the Mogul Generating Facility ("Mogul") located in Tehachapi, California. Pursuant to the Agreement, the Company is required to make US$120,000 (CAD$110,010 paid as at July 31, 2003 and the balance was paid subsequent to July 31, 2003) and will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Further, the purchase price shall be determined by mutual agreement of both parties, which shall be based on an evaluation of two (2) independent evaluators. In the event if mutual agreement referring to the purchase price cannot be reached within 180 days from the date of the Agreement, the US$120,000 will be returned to the Company within fifteen (15) days after the expiration of the 180-day period.


3.   NOTES PAYABLE

     (a) In 2002, the Company issued a promissory note of US$95,244 (CDN$149,000), to a shareholder of the Company, which is due on November 11, 2004 with interest at a rate of 15% per year. The promissory note is secured by the first trust deeds over 50 acres of the Company's land in Tehachapi, California and 160 acres of the Company's land in Arizona. The Company also agreed to pay to the lender a bonus and an agent a finder fee of 27,330 and 13,670 common shares of the Company, respectively.

          During the period, the Company repaid the promissory note in full with interest, and issued the bonus and finder's fee shares as agreed.

     (b) Note payable of $77,950 is secured by the property of the Company, bearing interest at 10% per annum and due on demand.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------

4.   SHARE CAPITAL

     (a)  Authorized: 100,000,000 common shares without par value.

     (b)  Issued:

          -------------------------------------------------------------------------------------------------
                                                                                Shares               Amount
          -------------------------------------------------------------------------------------------------
          Balance, January 31, 2003                                          9,571,972           $4,002,914

          Exercise of warrants at $0.75 per share                              753,000              564,750

          Private placement at $1.05 per share, net of finder's fee
          of $21,000                                                           440,686              441,720

          Shares issued in connection with Windfarm Easement
          Agreement                                                            100,000              105,000

          Shares issued in connection with the promissory note
          (Note 3a)                                                             41,000               22,487
          -------------------------------------------------------------------------------------------------
          Balance, July 31, 2003                                            10,906,658           $5,136,871
          ==================================================================================================

     (c) 1,350,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.


     (d)  Share purchase warrants outstanding as at July 31, 2003:

          Number of Warrants                 Exercise Price            Expiry Date
          ------------------                 --------------            -----------
                   120,500                       $0.75                 August 11, 2003
                 1,000,000                       $0.50                 February 15, 2004
                 2,000,000                       $1.13                 June 17, 2004
                   250,000                  $1.25 (1st year)           December 23, 2003
                                            $1.50 (2nd year)           December 23, 2004
                   440,686                  $1.30 (1st year)           February 12, 2004
                                            $1.60 (2nd year)           February 12, 2005
              ------------

                 3,811,186
              ============

     Each warrant entitles the holder to acquire one common share of the Company.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------



5.   STOCK OPTIONS

     The Company has adopted a stock option plan (the "Plan") and allotted and reserved up to an aggregate of 1,800,000 common shares to be issued upon exercise of options to be granted pursuant to the Plan. During the period, the Company recorded $131,145 stock based compensation expenses on options vested in the period. The weighted average fair value of the option granted during the period ended July 31, 2003 was $0.86. As at July 31, 2003, there was no proforma effect on the net income and basic and diluted earnings per share.

     A summary of stock option information for the period ended July 31, 2003 is as follows:

     -----------------------------------------------------------------------------------------------------------
                                                                                          Weighted Average
                                                                      Shares               Exercise Price
     -----------------------------------------------------------------------------------------------------------
     Options outstanding at January 31, 2003                       1,120,000                   $   0.83
     Granted                                                         100,000                   $   1.05
     -----------------------------------------------------------------------------------------------------------
     Options outstanding at July 31, 2003                          1,220,000                   $   0.85
     ===========================================================================================================




     -----------------------------------------------------------------------------------------------------------
                             Options Outstanding                                      Options Exercisable
     ---------------------------------------------------------------------      --------------------------------
                                                   Weighted
                                                    Average      Weighted                              Weighted
                  Range of                        Remaining       Average                               Average
                  Exercise           Number     Contractual      Exercise                Number        Exercise
                    Prices      Outstanding       Life (yr)         Price           Exercisable           Price
     ---------------------------------------------------------------------      --------------------------------
             $0.01 - $1.00          620,000            2.98         $0.53               620,000           $0.53
             $1.01 - $2.00          600,000            3.72         $1.18               475,000           $1.17
     ---------------------------------------------------------------------      --------------------------------
                                  1,220,000            3.34         $0.85             1,095,000           $0.81
     =====================================================================      ================================



6.   PROJECT DEVELOPMENT EXPENSES


     ----------------------------------------------------------------------------------------------------------
                                                          Three           Three             Six            Six
                                                         months          months          months         months
                                                          ended           ended           ended          ended
                                                        July 31         July 31         July 31        July 31
                                                           2003            2002            2003           2002
     ----------------------------------------------------------------------------------------------------------
     Automotive                                          $1,458         $15,632         $ 4,701        $18,004

     Consulting and related expenses                     38,231          66,773          80,600         69,647

     Feasibility and technical services                  38,290           9,241          46,788         13,526

     Project management                                  32,526          53,256          70,233         63,546

     General and administration                           4,553          40,414          23,784         89,615
     ----------------------------------------------------------------------------------------------------------

                                                       $115,058        $185,326        $226,106       $254,338
     ==========================================================================================================

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------



7.   RELATED PARTY TRANSACTIONS

     During the period, the following expenses were accrued/paid to directors and parties related to the directors of the Company:

     -----------------------------------------------------------------------------------------------------------
                                                                                       2003                2002
     -----------------------------------------------------------------------------------------------------------
     Management fees                                                                $15,000             $15,000
     Project management                                                              71,850              66,040
     Secretarial and administrative                                                   7,500               3,500
     -----------------------------------------------------------------------------------------------------------
                                                                                    $94,350             $84,540
     ===========================================================================================================


8.   COMMITMENTS

     (a) The Company is committed to a land lease agreement with a lessor for a term of 50 years commencing September 1, 2002. The terms of the lease are as follows:

          (i) For the 14 years after commencement of the "operation of the wind farm" on the permanent site to pay the lessor

               o 1.4% of actual annual gross sale revenue from energy production on the permanent site; and

               o minimum advance payment of US$225,000 to be deducted from future production.

          (ii) After the 14 years and until the termination of the lease, to pay the lessor

               o 2% of the actual annual gross sale revenue from energy production on the permanent sites; and

               o additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
(Unaudited - Prepared by Management)

8.   COMMITMENTS (continued)

     (b) The Company is committed to a land lease agreement with a lessor for a term of 30 years from December 10, 2002 and ending December 10, 2032. The Company is required to commence construction of permanent wind energy conversion facilities by June 1, 2005 otherwise this agreement shall terminate effective June 1, 2005. The agreement required the Company to pay the lessor annual rent equal to:

          o 1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;

          o 1.9% of the actual annual sales revenue for the 4th year to 7th year;

          o 2.2% of the actual annual sales revenue for the 8th year to 11th year;

          o 2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and

          o If any additional revenue from the sale of CO2 emission reduction credit, the Company shall pay to the rate sets out above.

     (c) On March 20, 2003, the Company's wholly own subsidiary, Verde Resources Corporation ("VRC"), entered into a Windfarm Easement Agreement covering approximately 8300 acres of land in Arizona with REMO LLC, an Arizona limited liability company. In consideration, the Company agreed to issue to REMO 100,000 common shares (issued) of the Company. The agreement also provides that VRC will pay REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.


9.   NON-CASH TRANSACTIONS

     (a) The Company issued 100,000 common shares in connection with the Windfarm Easement Agreement (see Note 8c).

     (b) The Company issued 41,000 common shares as bonus and finder's fee pursuant to an issuance of a promissory note (see Note 2a).

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
(Unaudited - Prepared by Management)

10.  SUBSEQUENT EVENTS

     Subsequent to the period, the following transactions occurred:

     (a) issued 94,000 common shares, at $0.75 per share pursuant to the exercise of warrants; and

     (b) issued 651,000 common shares, at $1.05 per share pursuant to a private placement.

     (c) issued 50,000 common shares at $0.20 per share pursuant to the exercise of stock options.

     (d)  Subscription receivable of $48,425 was received.

     (e)  See Note 2.


11. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from US GAAP.

     The significant differences between Canadian and US GAAP which affect the Company's financial statements are summarized below:

     (a)  Reconciliation of Consolidated Balance Sheet items:

          --------------------------------------------------------------------------------------------------
                                                                        July 31                January 31
                                                                           2003                      2003
          --------------------------------------------------------------------------------------------------
          Total assets per CDN GAAP                            $      2,409,396          $      1,920,509
          ==================================================================================================

          Total assets per US GAAP                             $      2,409,396          $      1,920,509
          ==================================================================================================

          Total liabilities per CDN GAAP                       $        139,810          $        268,578
          ==================================================================================================

          Total liabilities per US GAAP                        $        139,810          $        268,578
          ==================================================================================================

     (b) The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
(Unaudited - Prepared by Management)

11. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     (c)  Reconciliation of Consolidated Statement of Operations Items:

          ---------------------------------------------------------------------------------------------------------------
                                                     Cumulative
                                                        amounts         Three        Three           Six             Six
                                                           from        months       months        months          months
                                                      inception         ended        ended         ended           ended
                                                     to July 31       July 31      July 31       July 31         July 31
                                                           2003          2003         2002          2003            2002
          ---------------------------------------------------------------------------------------------------------------
          Loss for the period (Canadian GAAP)       $(3,434,453)    $(398,895)   $(425,676)    $(632,460)      $(775,420)

          Stock-based compensation expense              (20,600)            -            -             -               -

          Debt forgiven -- related party                 (5,767)            -            -             -               -

          Imputed interest                                 (964)         (173)        (155)         (346)           (309)
          ---------------------------------------------------------------------------------------------------------------

          Loss for the year (U.S. GAAP)             $(3,461,784)    $(399,068)   $(425,831)    $(632,806)      $(775,729)
          ===============================================================================================================


          Loss per share -- basic and diluted
          (US GAAP)                                                    $(0.04)      $(0.05)       $(0.06)        $ (0.11)
          ===============================================================================================================

          Weighted average number of common
          shares outstanding -- basic and diluted
          (US GAAP)                                                10,066,675    7,855,559    10,084,647      7,005,878
          ===============================================================================================================


     (d) Reconciliation of consolidated statement of cash flows items is not prepared as there is no impact on cash flows in operating, financing and investing activities.

     (e)  New Accounting Pronouncements

          In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
(Unaudited - Prepared by Management)

11. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     (e)  New Accounting Pronouncements (continued)

          In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others -- An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation -- Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income
          (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

          In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.

          In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. We do not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
Six Months Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------



11. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     (e)  New Accounting Pronouncements (continued)

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Shareholders' Equity
Period Ended July 31, 2003
(EXPRESSED IN CANADIAN DOLLARS)
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 (Deficit)
                                                                                                               accumulated
                                                     Common shares             Additional          Share        during the
                                                -------------------------         paid-in   subscription       exploration
                                                  Shares          Amount          capital       received             stage
----------------------------------------------------------------------------------------------------------------------------

BALANCE, January 31, 2003                         9,571,972    $       -   $    4,473,409    $     7,500     $  (2,828,978)



Stock-based compensation                                  -            -          131,145              -                 -

Exercise of warrants at $0.75 per share             753,000            -          564,750         (7,500)                -

Private placement at $1.05 per share, net of
  finder's fee of $21,000                           440,686            -          441,720              -                 -

Shares issued in connection with
  Windfarm Easement Agreement                       100,000            -          105,000              -                 -

Shares issued in connection with
  the promissory note (Note 3a)                      41,000            -                -              -                 -

Share subscriptions                                       -            -                -         15,000                 -

Imputed interest                                          -            -              346              -                 -

Components of comprehensive income (loss)
  - net (loss) for the year                               -            -                -              -          (632,806)
----------------------------------------------------------------------------------------------------------------------------

BALANCE, July 31, 2003                           10,906,658    $       -   $    5,716,370    $    15,000     $  (3,461,784)
============================================================================================================================



------------------------------------------------------------------------------------------------
                                                  Accumulated           Total
                                                        other          Share-             Total
                                                      compre-        holders'           Compre-
                                                      hensive          equity           hensive
                                                       (loss)     (deficiency)           (loss)
------------------------------------------------------------------------------------------------

BALANCE, January 31, 2003                        $          -   $   1,651,931      $ (1,412,162)
                                                                               =================

Stock-based compensation                                    -         131,145

Exercise of warrants at $0.75 per share                     -         557,250                 -

Private placement at $1.05 per share, net of
  finder's fee of $21,000                                   -         441,720                 -

Shares issued in connection with
  Windfarm Easement Agreement                               -         105,000                 -

Shares issued in connection with                                                              -
  the promissory note (Note 3a)                             -               -

Share subscriptions                                         -          15,000                 -

Imputed interest                                            -             346                 -

Components of comprehensive income (loss)
  - net (loss) for the year                                 -        (632,806)         (632,806)
------------------------------------------------------------------------------------------------

BALANCE, July 31, 2003                           $          -   $   2,269,586      $   (632,806)
================================================================================================

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Financial Statements
(EXPRESSED IN CANADIAN DOLLARS)
January 31, 2003, 2002 and 2001



INDEX

Independent Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

ELLIS FOSTER
  CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF

WESTERN WIND ENERGY CORP.
(A development stage company)

We have audited the consolidated balance sheets of WESTERN WIND ENERGY CORP. (A development stage company) as at January 31, 2003 and 2002 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2003 and the period January 5, 1998 (inception) to January 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended January 31, 2003 and the period January 5, 1998 (inception) to January 31, 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in United States. Application of accounting principles generally accepted in United States would have affected the company's financial position and its shareholders' equity as at January 31, 2003 and 2002 and its results of operations for each of the years in the three-year period ended January 31, 2003 and the period January 5, 1998 (inception) to January 31, 2003, to the extent summarized in Note 18 to the consolidated financial statements.





Vancouver, Canada                                               /s/ Ellis Foster
June 5, 2003                                               Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached consolidated balance sheets as at January 31, 2003 and 2002 and described in note 1 to the consolidated financial statements. Furthermore, U.S. reporting standards require auditors to provide an explanatory paragraph outlining the changes in accounting principles that have been implemented in the consolidated financial statements.

Our report to the shareholders dated June 5, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty nor is it permissible to outline changes in accounting principles in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.


--------------------------------------------------------------------------------

E
 F A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
   - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Balance Sheets
January 31, 2003 and 2002
(EXPRESSED IN CANADIAN DOLLARS)

----------------------------------------------------------------------------------------------------------------------------

                                                                                               2003                   2002
----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                                                        $          1,679       $          1,941
  Prepaid expenses and deposits                                                                 750                 11,341
  Refundable tax credits                                                                     23,334                  7,075
  Discount on promissory note, net of amortization                                           20,247                      -
----------------------------------------------------------------------------------------------------------------------------

                                                                                             46,010                 20,357

PROPERTY AND EQUIPMENT (Note 4)                                                           1,148,499                172,073

INTANGIBLE ASSET (Note 5)                                                                   375,000                      -

DEFERRED CHARGE                                                                             351,000                      -
----------------------------------------------------------------------------------------------------------------------------

                                                                                   $      1,920,509       $        192,430
============================================================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                                         $         69,638       $        118,515
  Due to related party (Note 6)                                                              44,919                      -
  Promissory note and accrued interest (Note 7)                                             154,021                      -
----------------------------------------------------------------------------------------------------------------------------

                                                                                            268,578                118,515
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                                                    4,002,914              1,244,864

SHARE SUBSCRIPTIONS RECEIVED                                                                  7,500                219,500

CONTRIBUTED SURPLUS                                                                         443,510                      -

DEFICIT                                                                                  (2,801,993)            (1,390,449)
----------------------------------------------------------------------------------------------------------------------------

                                                                                          1,651,931                 73,915
----------------------------------------------------------------------------------------------------------------------------

                                                                                   $      1,920,509       $        192,430
============================================================================================================================

CONTINUED OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 17)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANICAL STATEMENTS.

APPROVED BY THE DIRECTORS:                     "Jeffrey Ciachurski"                              "Claus Andrup"
                                      ---------------------------------------        ---------------------------------------
                                                Jeffrey Ciachurski                                Claus Andrup


WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Operations and Deficit
Years Ended January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------------
                                                                Period
                                                       January 5, 1998              Year              Year               Year
                                                        (inception) to             Ended             Ended              Ended
                                                            January 31        January 31        January 31         January 31
                                                                  2003              2003              2002               2001
------------------------------------------------------------------------------------------------------------------------------
REVENUE
  Proceed from sale of mineral claims                  $        72,530   $             -   $             -    $             -
  Costs of mineral claims sold                                  (5,767)                -                 -                  -
------------------------------------------------------------------------------------------------------------------------------

                                                                66,763                 -                 -                  -
------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Accounting and audit                                          78,840            27,784             9,295             23,030
  Amortization - discount on promissory note                     2,240             2,240                 -                  -
  Amortization - equipment                                       4,286             4,286                 -                  -
  Consulting fee                                                20,400                 -                 -                  -
  Due diligence                                                 20,700                 -                 -             10,000
  General exploration                                            3,950                 -                 -              3,950
  Interest expense on promissory note                            5,021             5,021                 -                  -
  Legal (recovery)                                             235,224           123,616            38,214             (3,102)
  Listing and filing                                            51,048            19,813            17,025              7,245
  Management fee                                               163,000            32,500            35,000             30,000
  Office and miscellaneous                                     134,377            57,556            53,131              3,665
  Project development (Note 11)                                832,548           504,559           327,989                  -
  Promotion                                                      8,597             2,037             6,560                  -
  Rent                                                          10,000                 -                 -                  -
  Secretarial and administration                                63,248            30,000            27,200                  -
  Sponsorship fee                                               86,450            75,750                 -                  -
  Stock based compensation expense                             421,023           421,023                 -                  -
  Telephone                                                     22,182             5,757             5,052              3,034
  Travel                                                       159,976           100,399            30,923             15,728
  Foreign exchange                                               4,294                 -                 -                  -
------------------------------------------------------------------------------------------------------------------------------

                                                             2,327,404         1,412,341           550,389             93,550
------------------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                                              (2,260,641)       (1,412,341)         (550,389)           (93,550)

INTEREST INCOME                                                 11,044               797             3,271              6,976

LOSS ON SALE OF MARKETABLE SECURITIES                           (2,156)                -            (2,156)                 -

WRITE OFF OF MINERAL INTERESTS                                (541,007)                -                 -                 (1)

WRITEDOWN OF MARKETABLE SECURITIES                             (15,000)                -                 -             (9,600)

DEBT FORGIVEN                                                    5,767                 -                 -              5,767
------------------------------------------------------------------------------------------------------------------------------

LOSS FOR THE PERIOD                                         (2,801,993)       (1,411,544)         (549,274)           (90,408)

DEFICIT, beginning of period                                         -        (1,390,449)         (841,175)          (750,767)
------------------------------------------------------------------------------------------------------------------------------

DEFICIT, end of period                                 $    (2,801,993)  $    (2,801,993)  $    (1,390,449)   $      (841,175)
==============================================================================================================================

LOSS PER SHARE - basic and diluted                                       $         (0.17)  $         (0.12)   $         (0.02)
==============================================================================================================================

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING - basic and diluted                                       8,163,487         4,469,232          4,130,792
==============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANICAL STATEMENTS.

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Cash Flows
Years Ended January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
------------------------------------------------------------------------------------------------------------------------------

                                                                  Period
                                                         January 5, 1998             Year              Year             Year
                                                          (inception) to            Ended             Ended            Ended
                                                              January 31       January 31        January 31       January 31
                                                                    2003             2003              2002             2001
------------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
  Loss for the period                                    $    (2,801,993)  $   (1,411,544)   $     (549,274)  $      (90,408)
  Adjustment for items not involving cash:
  - amortization - discount on promissory note                     2,240            2,240                 -                -
  - amortization - equipment                                       4,286            4,286                 -                -
  - loss on sale of marketable securities                          2,156                -             2,156                -
  - writedown of marketable securities                            15,000                -                 -            9,600
  - write off of mineral interests                               541,007                -                 -                1
  - debt forgiven                                                 (5,767)               -                 -           (5,767)
  - legal expenses settled through the
       issuance of shares                                         15,000                -            15,000                -
  - Stock based compensation expense                             421,023          421,023                 -                -
------------------------------------------------------------------------------------------------------------------------------
                                                              (1,807,048)        (983,995)         (532,118)         (86,574)

  Change in non-cash working capital items:
  - refundable tax credits                                       (23,334)         (16,259)           (4,108)           2,439
  - prepaid expenses                                                (750)          10,591           (11,341)               -
  - accounts payable and accrued liabilities                      69,635          (48,877)          113,365          (44,989)
  - due to a director                                              5,767                -                 -                -
------------------------------------------------------------------------------------------------------------------------------

                                                              (1,755,730)      (1,038,540)         (434,202)        (129,124)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Shares issued for cash                                       3,393,414        2,163,550           194,000          105,000
  Share subscriptions received                                   227,000            7,500           219,500                -
  Due to related party                                            44,919           44,919                 -                -
  Promissory note                                                154,021          154,021                 -                -
------------------------------------------------------------------------------------------------------------------------------

                                                               3,819,354        2,369,990           413,500          105,000
------------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
  Purchase of marketable securities                              (43,500)               -                 -                -
  Acquisition of mineral interests                              (191,072)               -                 -                -
  Deferred exploration costs                                    (349,932)               -                 -                -
  Purchase of property, plant and equipment                   (1,152,785)        (980,712)         (172,073)               -
  Proceeds from sales of marketable securities                    26,344                -            26,344                -
  Increase in deferred charge                                   (351,000)        (351,000)                -                -
------------------------------------------------------------------------------------------------------------------------------

                                                              (2,061,945)      (1,331,712)         (145,729)               -
------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                 1,679             (262)         (166,431)         (24,124)

CASH AND CASH EQUIVALENTS,
  beginning of period                                                  -            1,941           168,372          192,496
------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                 $         1,679   $        1,679    $        1,941   $      168,372
==============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANICAL STATEMENTS.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.       CONTINUED OPERATIONS

         Effective February 15, 2002, the Company changed its business from natural resource exploration to engage in the production of electricity from wind energy. During the fiscal year 2003, the Company acquired 100% of Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"), and incorporated Eastern Wind Power Inc. ("EWP") to hold wind farm properties in North America.

         These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company is dependent upon the ability of the Company to obtain necessary financing to complete the development of the wind energy production project and upon future profitable operations.


2.       CHANGE IN ACCOUNTING POLICIES

         (a) Effective February 1, 2002, the Company adopted a new standard for the accounting for Stock-based compensation and other stock-based payments ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

                  As permitted by CICA 3870, the Company has applied the new recommendation prospectively only to awards granted on or after February 1, 2002. The Company adopted the intrinsic value method to account for stock-based compensation granted to employees. Under this method, compensation expense will be recognized on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As required, the Company will disclose pro forma information regarding net income as if it has accounted for its employee stock options granted under the fair value method.

                  For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2.       CHANGE IN ACCOUNTING POLICIES   (continued)

         (b) Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

                  The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

         (c) In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

                  The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior and current years as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

3.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of Consolidation

                  These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Eastern Wind Power Inc. ("EWP"), and U.S. subsidiaries, Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"). All significant inter-company accounts and transactions have been eliminated.

         (b)      Use of Estimates

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         (c)      Cash Equivalents

                  Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

         (d)      Property and Equipment

                  Property and equipment are recorded at cost and amortized over their estimated useful lives using the straight-line method over 5 years.

         (e)      Deferred Charge

                  Deferred charge represents advanced land lease payment to the lessor of land located at Elgin, Arizona, USA. The advance will be deducted against the future annual rent payments after commencement of the operation of the wind farm on the permanent site. (See Note 12b)

         (f)      Income Taxes

                  The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

3.       SIGNIFICANT ACCOUNTING POLICIES   (continued)

         (g)      Foreign Currency Transactions

                  Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

         (h)      Earnings (Loss) Per Share

                  Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.


4.       PROPERTY AND EQUIPMENT

         ----------------------------------------------------------------------------------------------------------
                                                                      2003                                     2002
                                                ------------------------------------------------          ---------
                                                      Cost         Accumulated          Net book           Net book
                                                                  amortization             value              value
         -----------------------------------------------------------------------------------------------------------
         Land for wind farm site                $1,109,920             $     -        $1,109,920          $ 172,073
         Equipment                                  42,865               4,286            38,579                  -
         -----------------------------------------------------------------------------------------------------------

                                                $1,152,785              $4,286        $1,148,499          $ 172,073
         ===========================================================================================================

         During fiscal year 2003, the Company completed various acquisitions of lands for a potential wind farm site in California and Arizona, USA for a total consideration of $937,847.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------



5.       INTANGIBLE ASSETS

         (a)      Verde Resources Corporation

                  On February 15, 2002, the Company completed an asset purchase agreement with Verde Resources, a California partnership. Pursuant to the asset purchase agreement, the Company acquired certain site and wind data rights for a wind farm site, and shares of Verde Resources Corporation. In consideration, the Company issued one million Units, consisting of one million common shares and one million non-transferrable warrants, each warrant entitling the holder to acquire one common share at a price of $0.50 per share for a period of 2 years expiring February 15, 2004.

                  The total purchase price of $375,000, being the estimated market value of the one million common shares issued, is allocated to the intangible assets of site and wind data rights which has been determined to have an indefinite life by the management of the Company. With the adoption of CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, the cost of site and wind data rights will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The share of Verde Resources Corporation is allocated a nominal value as there were no assets and liabilities in Verde Resources Corporation at the date of acquisition.

         (b)      Aero Energy, LLC

                  On February 26, 2002, the Company acquired a 100% membership interest in Aero Energy, LLC for a total consideration of $10. There were no assets and liabilities in Aero Energy, LLC at the date of acquisition.


6.       DUE TO RELATED PARTY

         The amount due to a related party represents a loan from a director of the Company, the amount is non-interest bearing, unsecured and has no stated terms of repayment.


7.       PROMISSORY NOTE

         On November 11, 2002, the Company issued a promissory note of US$95,244 (CDN$149,000), to a shareholder of the Company, which is due on November 11, 2004 with interest at a rate of 15% per year. The promissory note is secured by the first trust deeds over 50 acres of the Company's land in Tehachapi, California and 160 acres of the Company's land in Arizona. The Company also agreed to pay to the lender a bonus and an agent a finder fee of 27,330 and 13,670 common shares of the Company, respectively.

         Subsequent to the year-end, the Company repaid the promissory note in full with interest, and issued the bonus and finder's fee shares as agreed.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

8.       SHARE CAPITAL

         (a)      Authorized:  100,000,000 common shares without par value.

         (b)      Issued:

         --------------------------------------------------------------------------------------------------
                                                                              Shares               Amount
         --------------------------------------------------------------------------------------------------
         Balance, January 31, 2001                                          4,304,972           $1,035,864

         Exercise of stock options at $0.35 per share                          40,000               14,000

         Exercise of warrants at $0.40 per share                              450,000              180,000

         Settlement of debt for shares at $0.50 per share                      30,000               15,000
         --------------------------------------------------------------------------------------------------

         Balance, January 31, 2002                                          4,824,972            1,244,864

         Private placement at $0.50 per share, net of
         share issuance costs of $41,650                                      906,000              411,350

         For site and wind data rights                                      1,000,000              375,000

         For sponsorship fee                                                   60,000               60,000

         Exercise of warrants at $0.60 per share                              250,000              150,000

         Private placement at $0.70 per share, plus
         100,000 shares as finder's fee                                     2,100,000            1,400,000

         Exercise of warrants at $0.75 per share                              116,000               87,000

         Exercise of stock option at $0.38 per share                           65,000               24,700

         Private placement at $1.00 per share                                 250,000              250,000
         --------------------------------------------------------------------------------------------------

         Balance, January 31, 2003                                          9,571,972           $4,002,914
         ==================================================================================================

         (c) 1,500,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

         (d)      Share purchase warrants outstanding as at January 31, 2003:

                      Number of Warrants                 Exercise Price            Expiry Date
                      ------------------                 --------------            -----------
                               865,000                       $0.75                 August 11, 2003
                             1,000,000                       $0.50                 February 15, 2004
                             2,000,000                  $0.89 (1st year)           June 17, 2003
                                                        $1.13 (2nd year)           June 17, 2004
                               250,000                  $1.25 (1st year)           November 29, 2003
                                                        $1.50 (2nd year)           November 29, 2004
                             ---------
                             4,115,000
                             =========

                  Each warrant entitles the holder to acquire one common share of the Company.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

9.       STOCK OPTIONS

         During the fiscal year 2003, the Company adopted a stock option plan (the "Plan") and allotted and reserved up to an aggregate of 1,800,000 common shares to be issued upon exercise of options to be granted pursuant to the Plan. Pursuant to the Plan, the Company's Board of Directors approved and granted 500,000 and 300,000 stock options to consultants and employees of the Company, respectively. The Company accounted for stock options granted to consultants using the fair value method and stock options granted to employees using intrinsic value method. In fiscal year 2003, the Company recorded $421,023 stock based compensation expenses.

         A summary of stock option information at January 31, 2003 as follows:

         -----------------------------------------------------------------------------------------------------------
                                                                                              Weighted Average
                                                                            Shares             Exercise Price
         ------------------------------------------------------- ----------------------- ---------------------------
         Options outstanding at January 31, 2000                           360,000                 $ 0.35
         Granted                                                            65,000                 $ 0.38
         ------------------------------------------------------- ----------------------- ---------------------------

         Options outstanding at January 31, 2001                           425,000                 $ 0.35
         Granted                                                           160,000                 $ 0.20
         Cancelled                                                        (160,000)                $ 0.35
         Exercised                                                         (40,000)                $ 0.35
         ------------------------------------------------------- ----------------------- ---------------------------

         Options outstanding at January 31, 2002                           385,000                 $ 0.29
         Granted                                                           800,000                 $ 1.05
         Exercised                                                         (65,000)                $ 0.38
         ------------------------------------------------------- ----------------------- ---------------------------

         Options outstanding at January 31, 2003                         1,120,000                 $ 0.83
         ======================================================= ======================= ===========================

         The weighted average fair value of the option granted during the period ended January 31, 2003 was $0.80.

         -----------------------------------------------------------------------------------------------------------
                                 Options Outstanding                                      Options Exercisable
         ---------------------------------------------------------------------      --------------------------------
                                                       Weighted
                                                        Average      Weighted                              Weighted
                      Range of                        Remaining       Average                               Average
                      Exercise           Number     Contractual      Exercise                Number        Exercise
                        Prices      Outstanding       Life (yr)         Price           Exercisable           Price
         ---------------------- ---------------- --------------- -------------      ---------------- ---------------
                 $0.01 - $1.00          620,000            3.47         $0.53               620,000           $0.53
                 $1.01 - $2.00          500,000            4.05         $1.20               250,000           $1.20
         ---------------------- ---------------- --------------- -------------      ---------------- ---------------
                                      1,120,000            3.73         $0.83               870,000           $0.72
         ===========================================================================================================

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

9.       STOCK OPTIONS   (continued)

         The Company accounts for its stock-based compensation plan in accordance with CICA Handbook, Section 3870 - Intrinsic value method, under which no compensation is recognized in connection with options granted to employees except if options are granted with an exercise price below the fair value of the underlying common share. Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 84%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

         -----------------------------------------------------------------------------------------------------------
                                                                                                               2003
         ------------------------------------------------------------------- ---------------------------------------
         Net (loss) for the period:
         - as reported                                                                                $ (1,411,544)
         - pro-forma                                                                                  $ (1,578,318)
         ------------------------------------------------------------------- ---------------------------------------

         Basic and diluted (loss) per share:
         - as reported                                                                                      $(0.17)
         - pro-forma                                                                                        $(0.19)
         ------------------------------------------------------------------- ---------------------------------------


10.      INCOME TAXES

         (a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

                  --------------------------------------------------------------------------------------------------
                                                                          2003             2002             2001
                  ------------------------------------------ -------------------- ---------------- -----------------

                  Statutory income tax rate                               (40%)            (45%)             (45%)
                  Tax losses not benefited                                 40%              45%               45%
                  ------------------------------------------ -------------------- ---------------- -----------------
                  Effective tax rate                                       --               --                --
                  ========================================== ==================== ================ =================

         (b) The Company has non-capital losses of approximately $1,974,000, cumulative foreign exploration and development expenses of approximately $364,000 and capital losses of approximately $17,000 for income tax purposes, which may be carried forward to reduce taxable income of future years. These non-capital losses expire commencing 2006 through 2009. The cumulative foreign exploration and development expenses can be carried forward indefinitely.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


11.      PROJECT DEVELOPMENT EXPENSES

         ---------------------------------------------------------------------------------------------------------
                                                                                     2003                    2002
         --------------------------------------------------------------   ----------------       -----------------
         Automotive                                                       $        23,476        $         26,255
         Consulting and related expenses                                          158,907                 105,760
         Evaluation report                                                         24,287                  21,846
         Feasibility and technical services                                        14,970                  46,455
         Project management                                                       150,229                  60,691
         Public relation and administration                                        65,555                  55,833
         Travel                                                                    67,135                  11,149
         --------------------------------------------------------------   ----------------       -----------------
                                                                          $       504,559        $        327,989
         ==============================================================   ================       =================

12.      RELATED PARTY TRANSACTIONS

         (a) The following expenses were accrued/paid to directors and parties related to the directors of the Company:

                  --------------------------------------------------------------------------------------------------
                                                                             2003             2002             2001
                  -------------------------------------------- ------------------- ---------------- ----------------
                  Management fees                                         $32,500          $35,000          $30,000
                  Project management                                      150,229           60,691                -
                  Consulting fees                                          24,000           11,000                -
                  Exploration costs                                             -                -            3,950
                  Secretarial and administrative                           30,000           26,200                -
                  -------------------------------------------- ------------------- ---------------- ----------------
                                                                         $236,729         $132,891          $33,950
                  ============================================ =================== ================ ================

         (b)      See Note 5.


13.      COMMITMENTS

         (a)      A summary of future payment commitments is as follows:

                  --------------------------------------------------------------------------------------------------
                                                                                             2004             2005
                  ------------------------------------------------------------ -------------------- ----------------
                  Future minimum aggregate lease payments                                  $ 9,244           $4,622

                  Maximum consultant fees payable pursuant to consulting
                  agreements                                                               369,812                -
                  ------------------------------------------------------------ -------------------- ----------------
                                                                                          $379,056           $4,622
                  ============================================================ ==================== ================

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13.      COMMITMENTS   (continued)

         (b) In fiscal year 2003, the Company entered into a land lease agreement with a lessor for a term of 50 years commencing from September 1, 2002 to August 31, 2052. The Company is required to pay the lessor as follows:

                  (i) For the 14 years after commencement of the "operation of the wind farm" on the permanent site to pay the lessor

                           o 1.4% of actual annual gross sale revenue from energy production on the permanent site; and

                           o minimum advance payment of US$225,000 to be deducted from future production.

                  (ii) After the 14 years and until the termination of the lease, to pay the lessor

                           o 2% of the actual annual gross sale revenue from energy production on the permanent sites; and

                           o additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.

         (c) In fiscal year of 2003, the Company entered into a land lease agreement with a lessor for a term of 30 years commencing on the 10th day of December 2002 and ending on the 10th day of December, 2032. The Company is required to commence construction of permanent wind energy conversion facilities by June 1, 2005 otherwise this agreement shall terminate effective June 1, 2005. The agreement required the Company to pay the lessor annual rent equal to:

                           o 1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;

                           o 1.9% of the actual annual sales revenue for the 4th year to 7th year;

                           o 2.2% of the actual annual sales revenue for the 8th year to 11th year;

                           o 2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and

                           o If any additional revenue from the sale of CO2 emission reduction credit, the Company shall pay to the rate sets out above.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

14.      NON-CASH FINANCING ACTIVITIES

         See Note 5.


15.      FINANCIAL INSTRUMENTS

         The financial instruments of the Company consist of cash and cash equivalents, refundable tax credits, accounts payable and accrued liabilities and due to related party. The fair value of these financial instruments approximates their carrying value due to the relatively short term nature of these instruments. The Company is not exposed to significant interest rate, foreign currency or credit risks.


16.      COMPARATIVE FIGURE

         Certain of the comparative figures have been reclassified to conform to the current year's presentation.


17.      SUBSEQUENT EVENTS

         (a) On March 20, 2003, the Company's wholly own subsidiary, Verde Resources Corporation ("VRC"), entered into a Windfarm Easement Agreement covering approximately 8300 acres of land in Arizona with REMO LLC, an Arizona limited liability company. In consideration, the Company agreed to issue to REMO 100,000 common shares (issued) of the Company. The agreement also provides that VRC will pay REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.

         (b) Subsequent to the year, the Company acquired a parcel of land situated in Arizona for a total consideration of USD$64,211.94.

         (c) Subsequent to the year, the Company granted 100,000 incentive stock options to two employees of the Company at a price of $1.05 per share and expires in five years from the date of approval. The grant of the noted stock options is subject to the approval of appropriate regulatory authorities.

         (d)      Subsequent to the year, the following shares were issued:

                  (i) 396,000 common shares, at $0.75 per share pursuant to the exercise of warrants; and

                  (ii) 440,686 common shares, at $1.05 per share pursuant to a private placement.

                  (iii)    See Note 7.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

18.      RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
         (GAAP) which differ in some respects from US GAAP.

         The significant differences between Canadian and US GAAP which affect the Company's financial statements are summarized below:

         (a)      Reconciliation of Consolidated Balance Sheet items:

                  --------------------------------------------------------------------------------------------------
                                                                       2003                2002               2001
                  --------------------------------------------------------------------------------------------------
                  Total assets per CDN GAAP                $      1,920,509    $        192,430   $        199,839
                  ==================================================================================================

                  Total assets per US GAAP                 $      1,920,509    $        192,430   $        199,839
                  ==================================================================================================

                  Total liabilities per CDN GAAP           $        268,578    $        118,515   $          5,150
                  ==================================================================================================

                  Total liabilities per US GAAP            $        268,578    $        118,515   $          5,150
                  ==================================================================================================

         (b) The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

         (c)      Reconciliation of Consolidated Statement of Operations Items:

                  --------------------------------------------------------------------------------------------------
                                                           Cumulative
                                                         amounts from                                         Year
                                                         inception to       Year Ended    Year Ended         Ended
                                                           January 31       January 31    January 31    January 31
                                                                 2003             2003          2002          2001
                  --------------------------------------------------------------------------------------------------
                  Loss for the period (Canadian
                  GAAP)                                   $(2,801,993)     $(1,411,544)    $(549,274)     $(90,408)

                  Stock based compensation expense            (20,600)               -       (12,800)       (7,800)

                  Unrealized loss of marketable
                  securities                                        -                -       (15,000)        9,600

                  Debt forgiven - related party                (5,767)               -             -        (5,767)

                  Imputed interest                               (618)            (618)            -             -
                  --------------------------------------------------------------------------------------------------

                  Loss for the year (US GAAP)             $(2,828,978)     $(1,412,162)    $(577,074)     $(94,375)
                  ==================================================================================================

                  Loss per share - basic and
                  diluted (US GAAP)                                          $ (0.17)       $ (0.13)      $ (0.02)
                  ==================================================================================================

                  Weighted average number of common
                  shares outstanding - basic and
                  diluted (US GAAP)                                         8,163,487      4,469,232     4,130,792
                  ==================================================================================================

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


18.      RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES   (continued)

         (d) Reconciliation of Consolidated Statement of Cash Flows items is not required since there is no impact on cash flows.

         (e)      Marketable Securities

                  All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities is as follows:

                  --------------------------------------------------------------------------------------------------
                                                                                           Gross
                                                                                      unrealized
                                                                        Cost            (losses)      Market value
                 --------------------------------------------- -------------- ------------------ ------------------
                  February 1, 1999                              $          -     $             -     $           -

                  Changes during the year                             43,500             (5,400)            38,100
                  --------------------------------------------- -------------- ------------------ ------------------
                  January 31, 2000                                    43,500             (5,400)            38,100

                  Changes during the year                                  -             (9,600)            (9,600)
                  --------------------------------------------- -------------- ------------------ ------------------
                  January 31, 2001                                    43,500            (15,000)            28,500

                  Changes during the year                            (43,500)            15,000            (28,500)
                  --------------------------------------------- -------------- ------------------ ------------------
                  January 31, 2002                               $          -     $            -      $           -
                  ============================================= ============== ================== ==================

         (f)      Stock Based Compensation

                  In 2001 and 2002, the Company adopted the Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options under the U.S. GAAP. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock.

                  The Company is required under the U.S. GAAP to disclose pro-forma information regarding its "Loss for the year" and "Loss per Share" as if it has accounted for its stock based compensation using the fair value method as required under SFAS 123.

                  The weighted-average fair value of the stock options granted and modified in 2002 and 2001 is estimated by applying the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


18.      RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES   (continued)

          (f)     Stock Based Compensation   (continued)

                  --------------------------------------------------------------------------------------------------
                                                                          2003              2002              2001
                  ---------------------------------------------- ---------------- --------------- ------------------
                  Risk free interest rate                                 5.5%              5.5%            5.5%

                  Expected lives (in years)                                  5              3.04            3.68

                  Dividend yields                                           0%               0%              0%

                  Expected volatility                                      84%              87%             98%

                  Weighted average fair value of options                 $0.80             $0.24           $0.30
                  ---------------------------------------------- ---------------- --------------- ------------------

                  Had the Company adopted the fair value method to account for its stock based compensation, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

                  --------------------------------------------------------------------------------------------------
                                                                           2003              2002             2001
                  --------------------------------------------------------------------------------------------------
                  Loss for the year:

                    - as reported (US GAAP)                       $  (1,412,162)       $ (577,074)      $  (94,375)
                  --------------------------------------------------------------------------------------------------

                    - pro-forma                                   $  (1,578,936)       $ (597,493)       $(106,157)
                  --------------------------------------------------------------------------------------------------

                  Basic and diluted loss per share:

                    - as reported (US GAAP)                             $ (0.17)          $ (0.13)        $ (0.02)
                  --------------------------------------------------------------------------------------------------

                    - pro-forma                                         $ (0.19)          $ (0.13)        $ (0.03)
                  --------------------------------------------------------------------------------------------------


         (g)      New Accounting Pronouncements

                  In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

18.      RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES  (continued)

          (g)     New Accounting Pronouncements  (continued)

                  In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

                  In November 2002, the FASB issued Interpretation No. 45 (FIN
                  45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.

                  In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

                  In January 2003, the FASB issued Interpretation No. 46 (FIN
                  46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)

Notes to Consolidated Financial Statements
January 31, 2003, 2002 and 2001
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

18.      RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)

          (g)     New Accounting Pronouncements (continued)

                  In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. The Company does not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

                  In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Shareholders' Equity
Years Ended January 31, 2003 and 2002
(EXPRESSED IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
                                                                                                                (Deficit)
                                                                                                              accumulated
                                                      Common shares            Additional           Share      during the
                                                 -------------------------        paid-in    subscription     exploration
                                                   Shares          Amount         capital        received           stage
-------------------------------------------------------------------------------------------------------------------------

BALANCE, January 31, 2001                          4,304,972    $       -   $   1,049,431   $           -   $    (839,742)

Exercise of stock options at $0.35 per share          40,000            -          14,000               -               -

Exercise of warrants at $0.40 per share              450,000            -         180,000               -               -

Settlement of debt for shares at $0.50 per share      30,000            -          15,000               -               -

Share subscriptions received                               -            -               -         219,500               -

Stock based compensation                                   -            -          12,800               -               -

Components of comprehensive income (loss)
  - realized loss on available-for sale                    -            -               -               -               -
securities
  - net (loss) for the year                                -            -               -               -        (577,074)
-------------------------------------------------------------------------------------------------------------------------

BALANCE, January 31, 2002                          4,824,972            -       1,271,231         219,500      (1,416,816)

Private placement at $0.50 per share, net of
  share issuance costs of $41,650                    906,000            -         411,350        (219,500)              -
Stock based compensation                                   -            -         421,023               -               -
Share issued for site and wind data rights         1,000,000            -         375,000               -               -
Shares issued for sponsorship fee                     60,000            -          60,000               -               -
Exercise of warrants at $0.60 per share              250,000            -         150,000               -               -
Private placement at $0.70 per share, plus
  100,000 shares as finder's fee                   2,100,000            -       1,400,000               -               -
Exercise warrants at $0.75 per share                 116,000            -          87,000               -               -
Exercise of stock option at $0.38 per share           65,000            -          24,700               -               -
Private placement at $1.00 per share                 250,000            -         250,000               -               -
Share subscriptions                                        -            -               -           7,500               -
Allocation of debt and equity instrument in
  connection with promissory note (Note 7)                 -            -          22,487               -               -
Imputed interest                                           -            -             618               -               -
Components of comprehensive income (loss)
  - net (loss) for the year                                -            -               -               -      (1,412,162)
-------------------------------------------------------------------------------------------------------------------------
BALANCE, January 31, 2003                          9,571,972    $       -   $   4,473,409   $       7,500   $  (2,828,978)
=========================================================================================================================




WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Shareholders' Equity
Years Ended January 31, 2003 and 2002
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
                                                 Accumulated            Total
                                                       other           Share-           Total
                                                     compre-         holders'         Compre-
                                                     hensive           equity         hensive
                                                      (loss)      (deficiency)         (loss)
---------------------------------------------------------------------------------------------

BALANCE, January 31, 2001                         $    (15,000)   $    194,689   $          -

Exercise of stock options at $0.35 per share                 -          14,000              -

Exercise of warrants at $0.40 per share                      -         180,000              -

Settlement of debt for shares at $0.50 per share             -          15,000              -

Share subscriptions received                                 -         219,500              -

Stock based compensation                                     -          12,800              -

Components of comprehensive income (loss)
  - realized loss on available-for sale                 15,000          15,000         15,000
securities
  - net (loss) for the year                                  -        (577,074)      (577,074)
---------------------------------------------------------------------------------------------

BALANCE, January 31, 2002                                    -          73,915   $   (562,074)
                                                                                =============
Private placement at $0.50 per share, net of
  share issuance costs of $41,650                            -         191,850              -
Stock based compensation                                     -         421,023              -
Share issued for site and wind data rights                   -         375,000              -
Shares issued for sponsorship fee                            -          60,000              -
Exercise of warrants at $0.60 per share                      -         150,000              -
Private placement at $0.70 per share, plus
  100,000 shares as finder's fee                             -       1,400,000              -
Exercise warrants at $0.75 per share                         -          87,000              -
Exercise of stock option at $0.38 per share                  -          24,700              -
Private placement at $1.00 per share                         -         250,000              -
Share subscriptions                                          -           7,500              -
Allocation of debt and equity instrument in
  connection with promissory note (Note 7)                   -          22,487              -
Imputed interest                                             -             618              -
Components of comprehensive income (loss)
  - net (loss) for the year                                  -      (1,412,162)    (1,412,162)
---------------------------------------------------------------------------------------------
BALANCE, January 31, 2003                         $          -  $    1,651,931   $ (1,412,162)
=============================================================================================

LIST OF EXHIBITS

     EXHIBIT NUMBER                                                   DESCRIPTION
--------------------------      ----------------------------------------------------------------------------------------
           1.0                  Memorandum and Articles of Incorporation dated December 15, 1997, as amended.
           1.1                  Certificate of Incorporation dated January 5, 1998.
           1.2                  Certificate of Change of Name to Minera Cortez Resources Ltd. dated March 2, 1998.
           1.3                  Certificate of Change of Name to Western Wind Energy Corp. dated February 15, 2002.
           1.4                  Special Resolution dated March 15, 1999 amending the Articles of Incorporation.
           1.5                  Special Resolution dated September 8, 1999, amending the Articles of Incorporation.
           2.0                  Not applicable.
           3.0                  Not applicable.
           4.0                  Asset Purchase Agreement dated dated September 30, 2001.
           4.1                  Sale of Membership Interest agreement dated effective February 26, 2002 among Cash Long,
                                Jeffrey E. Patterson and Western Wind, as amended November 26, 2001.
           4.2                  Real Estate Purchase Agreement dated September 16, 2002 among Michael A. Patterson,
                                Jeffrey J. Ciachurski and HR Investments (a Nevada Partnership and CTR Trust).
           4.3                  Warranty Deed dated October 2, 2001 among Thomas R. Reinburger, trustee of the Royalty
                                Land Trust and Jeffrey J. Ciachurski and Michael A. Patterson.
           4.4                  Windfarm Easement Agreement dated March 20, 2003 between REMO, LLC and Verde Resources
                                Corporation.
           4.5                  Land Lease Agreement dated December 7, 2002 between Eastern Wind Power Inc. and H.J.
                                Crabbe & Sons Ltd.
           4.6                  Working Agreement dated February 24, 2003 between Western Wind and the Arizona Power
                                Authority.
           4.7                  Land Lease Agreement dated September 6, 2002 between Western Wind and Michael G.
                                Wystrach.
           4.8                  Consulting Agreement dated January 5, 1998 between the Company and Jeffrey J.
                                Ciachurski.
           4.9                  Consulting Agreement dated February 8, 2002 between the Company and Michael A.
                                Patterson.
           4.10                 Consulting Agreement dated February 8, 2002 between the Company and Cash A. Long.
           4.11                 Consulting Agreement dated February 8, 2002 between the Company and Jeffrey E.
                                Patterson.
           4.12                 2003 Stock Option Plan of Western Wind.
           5.0                  Not applicable.
           6.0                  Not applicable.

     EXHIBIT NUMBER                                                   DESCRIPTION
--------------------------      ----------------------------------------------------------------------------------------

           7.0                  Not applicable.
           8.0                  Our wholly-owned subsidiaries are as follows:
                                         (i)      Verde Resources Corporation incorporated in Arizona;
                                         (ii)     Aero Energy, LLC, a California limited liability company; and
                                         (iii)    Eastern Wind Power Inc., incorporated in New Brunswick, Canada.
           9.0                  Not applicable.
          10.0                  Not applicable.
          11.0                  Consent of Ellis Foster, Chartered Accountants.